Exhibit 99.1

Execution version

Dated 10 December 2018

$13,500,000

TERM LOAN FACILITY

ARTFUL SHIPHOLDING S.A.

LONGEVITY MARITIME LIMITED

as joint and several Borrowers

and

GLOBUS MARITIME LIMITED

as Guarantor

and

THE FINANCIAL INSTITUTIONS

listed in Part B of Schedule 1

as Original Lenders

and

MACQUARIE BANK INTERNATIONAL LIMITED

as Arranger

and

MACQUARIE BANK INTERNATIONAL LIMITED

as Facility Agent

and

MACQUARIE BANK INTERNATIONAL LIMITED

as Security Agent

FACILITY AGREEMENT

relating to

the re-financing of "MOON GLOBE" and "SUN GLOBE"

Index

Clause		Page

Section 1 Interpretation		2
1	Definitions and Interpretation	2
Section 2 The Facility		27
2	The Facility	27
3	Purpose	29
4	Conditions of Utilisation	29
Section 3 Utilisation		31
5	Utilisation	31
Section 4 Repayment, Prepayment and Cancellation		33
6	Repayment	33
7	Prepayment and Cancellation	34
Section 5 Costs of Utilisation		36
8	Interest	36
9	Interest Periods	37
10	Changes to the Calculation of Interest	37
11	Fees	38
Section 6 Additional Payment Obligations		40
12	Tax Gross Up and Indemnities	40
13	Increased Costs	43
14	Other Indemnities	45
15	Mitigation by the Finance Parties	48
16	Costs and Expenses	48
Section 7 Guarantees and Joint and Several Liability of Borrowers		50
17	Guarantee and Indemnity	50
18	Joint and Several Liability of the Borrowers	52
Section 8 Representations, Undertakings and Events of Default		55
19	Representations	55
20	Information Undertakings	61
21	General Undertakings	64
22	Insurance Undertakings	70
23	Ship Undertakings	75
24	Security Cover	80
25	Accounts, Application of Earnings	81
26	Events of Default	83
Section 9 Changes to Parties		88
27	Changes to the Lenders	88
28	Changes to the Transaction Obligors	92
Section 10 The Finance Parties		94
29	The Facility Agent, the Arranger	94
30	The Security Agent	103
31	Conduct of Business by the Finance Parties	117
32	Sharing among the Finance Parties	117
Section 11 Administration		119
33	Payment Mechanics	119
34	Set-Off	122
35	Bail-In	122
36	Notices	123
37	Calculations and Certificates	125

38	Partial Invalidity	125
39	Remedies and Waivers	125
40	Settlement or Discharge Conditional	125
41	Irrevocable Payment	125
42	Amendments and Waivers	126
43	Confidential Information	128
44	Confidentiality of Funding Rates	132
45	Counterparts	133
Section 12 Governing Law and Enforcement		134
46	Governing Law	134
47	Enforcement	134

Schedules

Schedule 1 The Parties	135
Part A The Obligors	135
Part B The Original Lenders	136
Part C The Servicing Parties	137
Schedule 2 Conditions Precedent and Subsequent	138
Part A Conditions Precedent to Initial Utilisation Request	138
Part B Conditions Precedent to Utilisation of the Initial Advances	140
Part C Conditions Precedent to Utilisation of any Upsize Advance	142
Part D Conditions Subsequent for each Advance	145
Schedule 3 Utilisation Request	146
Schedule 4 Form of Transfer Certificate	147
Schedule 5 Form of Assignment Agreement	149
Schedule 6 Timetables	152
Schedule 7 Details of the Ships	153
Schedule 8 Form of Accession Deed	154
Schedule 9	158
Part A Form of Upsize Notice	158
Part B Form of Upsize Confirmation	159

Execution

Execution Pages	160

THIS AGREEMENT is made on 10 December 2018

Parties

(1)	ARTFUL SHIPHOLDING S.A., a corporation incorporated in the Republic of The Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as Borrower A ("Borrower A")

(2)	LONGEVITY MARITIME LIMITED, a company incorporated in Malta, whose registered office is at 18/2 South Street, Valletta, VLT 1102, Malta as Borrower B ("Borrower B")

(3)	GLOBUS MARITIME LIMITED, a corporation domesticated in the Republic of The Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as Guarantor (the "Guarantor")

(4)	MACQUARIE BANK INTERNATIONAL LIMITED, as arranger (the "Arranger")

(5)	THE FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as lenders (the "Original Lenders")

(6)	MACQUARIE BANK INTERNATIONAL LIMITED, as agent of the other Finance Parties (the "Facility Agent")

(7)	MACQUARIE BANK INTERNATIONAL LIMITED, as security agent for the Secured Parties (the "Security Agent")

Background

The Lenders have agreed to make available to the Borrowers a facility of up to $13,500,000 for the purposes of:

(A)	re-financing the Existing Indebtedness in respect of Ship A and Ship B; and

(B)	paying fees under the Finance Documents.

Operative Provisions

Section 1

Interpretation

1	Definitions and Interpretation

1.1	Definitions

In this Agreement:

"Accession Deed" means an accession deed substantially in the form set out in Schedule 9 (Form of Accession Deed).

"Account Bank" means (i) in relation to the Earnings Accounts, DVB Bank SE acting through its office at Platz der Republik 6, 60325 Frankfurt am Main, Germany and (ii) in relation to the Dry Dock Reserve Accounts, Macquarie Bank International Limited of Ropemaker Place, 28 Ropemaker Street, London EC2Y 9HD or any replacement bank or other financial institution as may be approved by the Facility Agent acting with the authorisation of the Majority Lenders.

"Accounts" means the Earnings Accounts and the Dry Dock Reserve Accounts.

"Account Security" means a document creating Security over any Account in agreed form.

"Additional Borrower" means, any company approved by the Lenders which becomes an Additional Borrower in accordance with Clause 2.2 (Upsize option).

"Additional Ship" means any vessel which is a Qualifying Ship and is financed in part by an increase in the Commitment pursuant to Clause 2.2 (Upsize Option) and which becomes subject to a Mortgage, a General Assignment, a Deed of Covenant (if applicable) and any other relevant Security Document required by the Facility Agent.

"Advance" means an Initial Advance or an Upsize Advance.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Approved Broker" means any firm or firms of insurance brokers approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders.

"Approved Classification" means in relation to a Ship, as at the date of this Agreement, the classification in relation to that Ship specified in Schedule 7 (Details of the Ships) or, in the case of an Additional Ship, as notified to the Facility Agent pursuant to paragraph (e)(iv) of Clause 2.2 (Upsize Option) with the Approved Classification Society or, in either case, the equivalent classification with another Approved Classification Society.

"Approved Classification Society" means in relation to a Ship, as at the date of this Agreement, the Classification Society in relation to that Ship specified in Schedule 7 (Details of the Ships) or, in the case of an Additional Ship, as notified to the Facility Agent pursuant to paragraph (e)(iv) of Clause 2.2 (Upsize Option) or, in either case, any other classification society approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders.

"Approved Commercial Manager" means in relation to a Ship, as at the date of this Agreement, the manager specified as the approved commercial manager in relation to that Ship in Schedule 7 (Details of the Ships) or, in the case of an Additional Ship, as notified to the Facility Agent pursuant to paragraph (e)(iv) of Clause 2.2 (Upsize Option), or, in either case, any other person approved in writing by the Facility Agent acting with the authorisation of the Lenders as the commercial manager of that Ship.

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"Approved Flag" means in relation to a Ship, as at the date of this Agreement, the flag in relation to that Ship specified in Schedule 7 (Details of the Ships) or, in the case of an Additional Ship, as notified to the Facility Agent pursuant to paragraph (e)(iv) of Clause 2.2 (Upsize Option) or, in either case, any other flag approved in writing by the Facility Agent acting with the authorisation of the Lenders.

"Approved Insurers" means insurance companies and/or underwriters rated BBB+ or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or Baa1 or higher by Moody's Investors Service Limited or with a comparable rating from an internationally recognised credit rating agency and, in the case of protection and indemnity risks, such insurance company or companies and/or underwriters being in the International Group of P&I Clubs.

"Approved Manager" means, in relation to a Ship, the Approved Commercial Manager or the Approved Technical Manager of that Ship.

"Approved Management Fees" has the meaning given to it in paragraph (a)(iv) of Clause 20.2 (Financial information).

"Approved Technical Manager" means in relation to a Ship, as at the date of this Agreement, the manager specified as the approved technical manager in relation to that Ship in Schedule 7 (Details of the Ships) or, in the case of an Additional Ship, as notified to the Facility Agent pursuant to paragraph (e)(iv) of Clause 2.2 (Upsize Option) or, in either case, any other person approved in writing by the Facility Agent acting with the authorisation of the Lenders as the technical manager of that Ship.

"Approved Valuer" means BRS, Maersk Brokers, Braemar ACM, Clarksons and Arrow Shipbroking (or any Affiliate of such person through which valuations are commonly issued) and any other firm or firms of independent sale and purchase shipbrokers approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders.

"Assignable Charter" means any Charter in respect of a Ship of at least 12 consecutive months or capable of exceeding 12 months including any optional extensions.

"Assignment Agreement" means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration.

"Availability Period" means:

(a)	in relation to the Commitment as at the date of this Agreement, the period from and including the date of this Agreement to and including the date falling 5 Business Days after the date of this Agreement;

(b)	in relation to the Commitment in respect of an Upsize, the period from and including the date of the relevant Upsize Confirmation to and including the date falling 30 days after the date of such Upsize Confirmation, or, in either case, any such later date as may be agreed in writing between the Borrowers and the Facility Agent.

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"Available Commitment" means a Lender's Commitment minus:

(a)	the amount of its participation in the outstanding Loan; and

(b)	in relation to any proposed Utilisation, the amount of its participation in any Advance that is due to be made on or before the proposed Utilisation Date.

"Available Facility" means the aggregate for the time being of each Lender's Available Commitment (which, for the avoidance of doubt, shall include such amount of the Upsize Amount as has become available in accordance with Clause 2.2 (Upsize Option) at any relevant time).

"Bail-In Action" means the exercise of any Write-down and Conversion Powers.

"Bail-In Legislation" means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

"Borrower" means Borrower A, Borrower B or any Additional Borrower and "Borrowers" means all of them.

"Break Costs" means the amount (if any) by which:

(a)	the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or an Unpaid Sum to the last day of the current Interest Period in relation to the Loan, the relevant part of the Loan or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period exceeds

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and New York.

"Charter" means in relation to a Ship, any charter including without limitation an Assignable Charter relating to that Ship, or other contract for its employment, whether or not already in existence.

"Charterparty Assignment" means in relation to a Ship, the assignment creating security over the rights of the relevant Borrower under any Assignable Charter and any Charter Guarantee relative thereto in agreed form which shall be notified to, and acknowledged by, the relevant charterer.

"Charter Guarantee" means any guarantee, bond, letter of credit or other instrument (whether or not already issued) supporting a Charter.

"Code" means the US Internal Revenue Code of 1986.

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"Commercial Management Agreement" means each agreement entered into between a Borrower and the Approved Commercial Manager regarding the commercial management of a Ship.

"Commitment" means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading "Commitment" in Part B of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

in each case as may be increased by the amount of the Upsize that that Lender has committed to make available pursuant to Clause 2.2 (Upsize Option) and to the extent not cancelled, reduced or transferred by it under this Agreement.

"Confidential Information" means all information relating to any Transaction Obligor, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any Obligor or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any Obligor or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 43 (Confidential Information); or

(B)	is identified in writing at the time of delivery as non-confidential by any Obligor or any of its advisers; or

(C)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Funding Rate.

"Confidentiality Undertaking" means a confidentiality undertaking in substantially the appropriate form recommended by the LMA from time to time or in any other form agreed between the Borrowers and the Facility Agent.

"Corresponding Debt" means any amount, other than any Parallel Debt, which an Obligor owes to a Secured Party under or in connection with the Finance Documents.

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"Deed of Covenant" means in relation to a Ship and where (in the opinion of the Facility Agent) it is appropriate in the context of the relevant Approved Flag, the deed of covenant collateral to the Mortgage over that Ship and creating Security over that Ship in agreed form.

"Deed of Release" means a deed releasing the Existing Security in a form acceptable to the Facility Agent.

"Default" means an Event of Default or a Potential Event of Default.

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"Disruption Event" means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties or, if applicable, any Transaction Obligor; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party or, if applicable, any Transaction Obligor preventing that, or any other, Party or, if applicable, any Transaction Obligor:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties or, if applicable, any Transaction Obligor in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Transaction Obligor whose operations are disrupted.

"Document of Compliance" has the meaning given to it in the ISM Code.

"dollars" and "$" mean the lawful currency, for the time being, of the United States of America.

"Dry Dock Reserve Account" means, in relation to a Borrower, an account in the name of that Borrower with the relevant Account Bank and designated "[name of Borrower] - Dry Dock Reserve Account".

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Security Agent and which arise out of or in connection with or relate to the use or operation of that Ship, including (but not limited to):

(a)	the following, save to the extent that any of them is, with the prior written consent of the Facility Agent, pooled or shared with any other person:

(i)	all freight, hire and passage moneys including, without limitation, all moneys payable under, arising out of or in connection with a Charter or a Charter Guarantee;

(ii)	the proceeds of the exercise of any lien on sub-freights;

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(iii)	compensation payable to a Borrower or the Security Agent in the event of requisition of that Ship for hire or use;

(iv)	remuneration for salvage and towage services;

(v)	demurrage and detention moneys;

(vi)	without prejudice to the generality of sub-paragraph (i) above, damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;

(vii)	all moneys which are at any time payable under any Insurances in relation to loss of hire;

(viii)	all monies which are at any time payable to a Borrower in relation to general average contribution; and

(b)	if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (viii) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship.

"Earnings Account" means, in relation to a Borrower:

(a)	an account in the name of that Borrower with the relevant Account Bank designated "[name of Borrower] - Earnings Account";

(b)	any other account in the name of that Borrower with the relevant Account Bank which may, with the prior written consent of the Facility Agent, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c)	any sub-account of any account referred to in paragraphs (a) or (b) above.

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway.

"Environmental Approval" means any present or future permit, ruling, variance or other Authorisation required under Environmental Laws.

"Environmental Claim" means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, "claim" includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

"Environmental Incident" means:

(a)	any release, emission, spill or discharge of Environmentally Sensitive Material whether within a Ship or from a Ship into any other vessel or into or upon the air, sea, land or soils (including the seabed) or surface water; or

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(b)	any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, sea, land or soils (including the seabed) or surface water from a vessel other than any Ship and which involves a collision between any Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Ship and/or any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)	any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, sea, land or soils (including the seabed) or surface water otherwise than from a Ship and in connection with which a Ship is actually or potentially liable to be arrested and/or where any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action.

"Environmental Law" means any present or future law relating to pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

"Environmentally Sensitive Material" means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

"EU Bail-In Legislation Schedule" means the document described as such and published by the LMA from time to time.

"Event of Default" means any event or circumstance specified as such in Clause 26 (Events of Default).

"Existing Facility Agreement" means the facility agreement dated 20 June 2011 and entered into between the Borrowers as borrowers and DVB Bank SE as lender to finance the acquisition of Ship A and Ship B.

"Existing Indebtedness" means, at any date, the outstanding Financial Indebtedness of the Borrowers on that date under the Existing Facility Agreement.

"Existing Security" means any Security created to secure the Existing Indebtedness.

"Expenses Accounts" means, in relation to each Borrower, an account with Aegean Baltic Bank S.A. acting through its office at 91, Megalou Alexandrou & 25th Martiou str., 151 24 Maroussi, Greece.

"Facility" means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Office" means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than 5 Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"FATCA" means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

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(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Application Date" means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between any of the Arranger, the Facility Agent and the Security Agent and any Obligor setting out any of the fees referred to in Clause 11 (Fees).

"Finance Document" means:

(a)	this Agreement (including each Repayment Schedule);

(b)	any Fee Letter;

(c)	each Utilisation Request;

(d)	any Security Document;

(e)	each Manager's Undertaking;

(f)	any Subordination Agreement;

(g)	any other document which is executed for the purpose of establishing any priority or subordination arrangement in relation to the Secured Liabilities;

(h)	any Accession Deed;

(i)	any other document which is executed for the purpose of an Upsize; and

(j)	any other document designated as such by the Facility Agent and the Borrowers.

"Finance Party" means the Facility Agent, the Security Agent, the Arranger or a Lender.

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"Financial Indebtedness" means any indebtedness for or in relation to:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any prospective or contingent liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"Funding Rate" means any individual rate notified by a Lender to the Facility Agent pursuant to sub-paragraph (ii) of paragraph (a) of Clause 10.3 (Cost of funds).

"GAAP" means generally accepted accounting principles including IFRS.

"General Assignment" means, in relation to a Ship, the general assignment creating Security over that Ship's Earnings, its Insurances and any Requisition Compensation in relation to that Ship in agreed form.

"Green Passport" means a green passport statement of compliance issued by a classification society being a member of the International Association of Classification Societies (IACS) which includes a list of any and all materials known to be potentially hazardous utilised in the construction of a Ship.

"Group" means the Guarantor and its Subsidiaries for the time being.

"Holding Company" means, in relation to a person, any other person in relation to which it is a Subsidiary.

"IFRS" means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

"Indemnified Person" has the meaning given to it in Clause 14.2 (Other indemnities).

"Initial Advance" means a borrowing of all or part of the Facility (other than an Upsize Amount) under this Agreement in relation to a Ship.

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"Initial Market Value" in relation to a Ship, the Market Value of that ship calculated in accordance with the valuations relative thereto referred to in paragraph 4.5 of Part B of Schedule 2 (Conditions Precedent and Subsequent) or paragraph 6.5 of Part C of Schedule 2 (Conditions Precedent and Subsequent) (as applicable).

"Insurances" means, in relation to a Ship:

(a)	all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, effected in relation to that Ship, that Ship's Earnings or otherwise in relation to that Ship whether before, on or after the date of this Agreement; and

(b)	all rights and other assets relating to, or derived from, any of such policies, contracts or entries, including any rights to a return of premium and any rights in relation to any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.

"Interest Payment Date" has the meaning given to it in Clause 8.2 (Payment of interest).

"Interest Period" means, in relation to the Loan or any part of the Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

"Interpolated Screen Rate" means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of the Loan or that part of the Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of the Loan or that part of the Loan,

each as of the Specified Time for dollars.

"ISM Code" means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (including the guidelines on its implementation), adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

"ISPS Code" means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization's (IMO) Diplomatic Conference of December 2002, as the same may be amended or supplemented from time to time.

"ISSC" means an International Ship Security Certificate issued under the ISPS Code.

"Lender" means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 27 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with this Agreement.

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"LIBOR" means, in relation to the Loan or any part of the Loan:

(a)	the applicable Screen Rate as of the Specified Time for dollars and for a period equal in length to the Interest Period of the Loan or that part of the Loan; or

(b)	as otherwise determined pursuant to Clause 10.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, LIBOR shall be deemed to be zero.

"Limitation Acts" means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

"LMA" means the Loan Market Association or any successor organisation.

"Loan" means the loan to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility and a "part of the Loan" means an Advance or any other part of the Loan as the context may require.

"Major Casualty" means in relation to a Ship any casualty to that Ship in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $750,000 or the equivalent in any other currency.

"Majority Lenders" means:

(a)	if no Advance has yet been made, a Lender or Lenders whose Commitments aggregate more than 66⅔ per cent. of the Total Commitments; or

(b)	at any other time, a Lender or Lenders whose participations in the Loan aggregate more than 66⅔ per cent. of the amount of the Loan then outstanding or, if the Loan has been repaid or prepaid in full, a Lender or Lenders whose participations in the Loan immediately before repayment or prepayment in full aggregate more than 66⅔ per cent. of the Loan immediately before such repayment.

"Management Agreement" means a Technical Management Agreement or a Commercial Management Agreement.

"Manager's Undertaking" means the letter of undertaking from the Approved Technical Manager and the letter of undertaking from the Approved Commercial Manager subordinating the rights of the Approved Technical Manager and the Approved Commercial Manager respectively against each Ship and each Borrower to the rights of the Finance Parties and, if the relevant Approved Manager is named on any obligatory insurances, assigning the rights of the Approved Technical Manager and the Approved Commercial Manager respectively in the Insurances of each Ship to the Finance Parties in agreed form.

"Margin" means:

(a)	in relation to the Initial Advances, 4.25 per cent. per annum; and

(b)	in relation to each Upsize Advance, the rate notified by the Facility Agent to the Borrowers pursuant to paragraph (c) of Clause 2.2 (Upsize Option) in connection with the relevant Upsize.

"Market Value" means, in relation to a Ship or any other vessel, at any date, an amount in dollars determined by the Facility Agent as being an amount equal to:

(a)	the market value of that Ship or vessel conclusively determined by the arithmetic average of two valuations prepared and addressed to the Facility Agent:

(i)	as at a date not more than 10 Business Days previously;

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(ii)	by two Approved Valuers selected by the Facility Agent;

(iii)	with or without physical inspection of that Ship or vessel (as the Facility Agent may require); and

(iv)	on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any Charter,

less

(b)	an amount determined by the Facility Agent acting with the authorisation of the Majority Lenders as being an amount equal to the amount of the usual and reasonable expenses which would be reasonably likely to be incurred in connection with a sale described in sub-paragraph (iv) of paragraph (a) above, and, where a valuation is presented as a range of values, the mid-point of the range shall be used for the purposes of calculating such arithmetic average.

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of any Transaction Obligor; or

(b)	the ability of any Transaction Obligor to perform its obligations under any Finance Document; or

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security granted or intended to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"Minimum Working Capital Amount" has the meaning given to it in Clause 25.2 (Payment of Earnings, Minimum Working Capital Amount).

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Mortgage" means, in relation to a Ship, the first priority or preferred (as the case may be) ship mortgage on that Ship in agreed form.

"Obligor" means a Borrower or the Guarantor and "Obligors" means all of them.

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"Original Financial Statements" means, in relation to the Guarantor:

(a)	its audited consolidated financial statements for its financial year ended 31 December 2017; and

(b)	its unaudited consolidated financial statements for the financial half year ended 30 June 2018.

"Original Jurisdiction" means:

(a)	in relation to an Obligor other than an Additional Borrower, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement; or

(b)	in relation to an Additional Borrower, the jurisdiction under whose laws that Additional Borrower is incorporated as at the date of the Accession Agreement pursuant to which that Additional Borrower becomes a Borrower.

"Overseas Regulations" means the Overseas Companies Regulations 2009 (SI 2009/1801).

"Parallel Debt" means any amount which an Obligor owes to the Security Agent under Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)) or under that clause as incorporated by reference or in full in any other Finance Document.

"Participating Member State" means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Charter" means, in relation to a Ship, a Charter:

(a)	which is a time, voyage or consecutive voyage charter;

(b)	the duration of which does not exceed and is not capable of exceeding, by virtue of any optional extensions, 12 Months plus a redelivery allowance of not more than 30 days;

(c)	which is entered into on bona fide arm's length terms at the time at which that Ship is fixed; and

(d)	in relation to which not more than two Months' hire is payable in advance,

and any other Charter which is approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders.

"Permitted Distribution" means a dividend or distribution that meets the Permitted Distribution Criteria.

"Permitted Distribution Criteria" means, in relation to a dividend or distribution by a Borrower that:

(a)	the dividend is paid or the distribution made no more than 30 days after a Quarter End Date;

(b)	immediately following the making or payment of such dividend or distribution:

(i)	the Security Cover Ratio is not less than 200 per cent.;

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(ii)	the amount standing to the credit of each Earnings Account is not less than $500,000;

(c)	no Borrower is due to make any repayment of a balloon instalment within 12 months from the date of the proposed dividend or distribution;

(d)	no Default has occurred and is continuing or would occur as a result of the making or payment of such dividend or distribution; and

(e)	the Facility Agent is satisfied that, based on reasonable assumptions, the Ships will be trading at above break-even levels (post all debt servicing obligations under this Agreement) for the next 12 months following the making or payment of such dividend or distribution, and provided that, in connection with such dividend or distribution, the Borrowers make a prepayment of the Loan in accordance with Clause 7.5 (Mandatory prepayment on making of a distribution).

"Permitted Financial Indebtedness" means:

(a)	any Financial Indebtedness incurred under the Finance Documents;

(b)	until the first Utilisation Date, the Existing Indebtedness;

(c)	any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of a Borrower, the subject of Subordinated Debt Security; and

(d)	in respect of a Ship, any trade credit incurred in the ordinary course of business up to, in aggregate $500,000 and which is paid promptly and in accordance with trade creditor's terms.

"Permitted Security" means:

(a)	Security created by the Finance Documents;

(b)	until the first Utilisation Date, the Existing Security;

(c)	any netting or set-off arrangement entered into by any Obligor in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances which are approved by the Facility Agent;

(d)	liens for unpaid master's and crew's wages in accordance with first class ship ownership and management practice;

(e)	liens for salvage;

(f)	liens for master's disbursements incurred in the ordinary course of trading; and

(g)	any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of any Ship and not as a result of any default or omission by a Borrower, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to Clause 23.15 (Restrictions on chartering, appointment of managers etc.).

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"Potential Event of Default" means any event or circumstance specified in Clause 26 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Prohibited Person" means any person (whether designated by name or by reason of being included in a class of persons) against whom Sanctions are directed.

"Protected Party" has the meaning given to it in Clause 12.1 (Definitions).

"Qualifying Ship" means any vessel which has been or will be acquired and financed by a Utilisation under any increase in the Commitment made pursuant to Clause 2.2 (Upsize Option), and which satisfies the following criteria:

(a)	it shall be registered in the name of an Additional Borrower on an Approved Flag and classed with the highest applicable class notation with an Approved Classification Society and retains full class certificates free of overdue conditions and/or recommendations affecting class;

(b)	it is a bulk carrier;

(c)	it is not more than 10 years old at the time of the issuing of the relevant Utilisation Request relating to it;

(d)	it is not, as far as the Lenders or the Borrowers are aware, after making due and reasonable enquiries, subject to any previous breaches of Sanctions;

(e)	it does not have at the time of the relevant Utilisation Request any overdue conditions of class and/or any detentions resulting from port state controls in the past year;

(f)	a physical inspection report that is satisfactory to the Facility Agent (acting reasonably) has been obtained in relation to that Additional Ship from a technical expert satisfactory to the Facility Agent (acting reasonably); and

(g)	is otherwise acceptable to the Facility Agent (acting on the instructions of the Lenders, each acting in its absolute discretion).

"Quarter End Date" means each of 31 March, 30 June, 30 September and 31 December in each calendar year.

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

"Related Fund" in relation to a Lender, means a fund which is managed or advised by the same Lender or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the Lender.

"Relevant Interbank Market" means the London interbank market.

"Relevant Jurisdiction" means, in relation to a Transaction Obligor:

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(a)	its Original Jurisdiction;

(b)	any jurisdiction where any asset subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Repayment Date" means each date on which a Repayment Instalment is required to be paid under Clause 6.1 (Repayment of Loan).

"Repayment Instalment" means each quarterly repayment instalment and each balloon repayment instalment of an Advance as specified in the Repayment Schedule for that Advance.

"Repayment Schedule" shall have the meaning given in Clause 6.1 (Repayment of Loan).

"Repeating Representation" means each of the representations set out in Clause 19 (Representations) except Clause 19.10 (Insolvency), Clause 19.11 (No filing or stamp taxes) and Clause 19.12 (Deduction of Tax) and any representation of any Transaction Obligor made in any other Finance Document that is expressed to be a "Repeating Representation" or is otherwise expressed to be repeated.

"Replacement Benchmark" means a benchmark rate which is:

(a)	formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i)	the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Benchmark" will be the replacement under paragraph (ii) above;

(b)	in the opinion of the Majority Lenders and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Screen Rate; or

(c)	in the opinion of the Majority Lenders and the Borrowers, an appropriate successor to a Screen Rate.

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

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"Requisition" means in relation to a Ship:

(a)	any expropriation, confiscation, requisition (excluding a requisition for hire or use which does not involve a requisition for title) or acquisition of that Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected (whether de jure or de facto) by any government or official authority or by any person or persons claiming to be or to represent a government or official authority; and

(b)	any capture or seizure of that Ship (including any hijacking or theft) by any person whatsoever.

"Requisition Compensation" includes all compensation or other moneys payable to a Borrower by reason of any Requisition or any arrest or detention of a Ship in the exercise or purported exercise of any lien or claim.

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"Safety Management Certificate" has the meaning given to it in the ISM Code.

"Safety Management System" has the meaning given to it in the ISM Code.

"Sanctions" means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)	imposed by law or regulation of the United Kingdom, the Council of the European Union, the European Commission, any member state of the European Union, the United Nations or its Security Council or the United States of America (including the Office of Foreign Assets Control of the US Department of Treasury) or Australia regardless of whether the same is or is not binding on any Transaction Obligor; or

(b)	otherwise imposed by any law or regulation binding on a Transaction Obligor or to which a Transaction Obligor is subject (which shall include without limitation, any extra-territorial sanctions imposed by law or regulation of the United States of America), against any state (including but not limited to Iran), natural or legal person, body or entity.

"Screen Rate" means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page LIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Facility Agent may specify another page or service displaying the relevant rate after consultation with the Borrowers.

"Screen Rate Contingency Period" means 10 Business Days.

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"Screen Rate Replacement Event" means, in relation to a Screen Rate:

(a)	the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders, and the Borrowers materially changed;

(b)

(i)	either:

(A)	the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)	information is published in any order, decree, notice, petition or filing, however described, or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii)	the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)	the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(c)	the administrator of that Screen Rate determines that that Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Borrowers) temporary; or

(ii)	that Screen Rate is calculated in accordance with any such policy or arrangement for a period no less than the Screen Rate Contingency Period; or

(d)	in the opinion of the Majority Lenders and the Borrowers, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

"Secured Liabilities" means all present and future obligations and liabilities, (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Transaction Obligor to any Secured Party under or in connection with each Finance Document.

"Secured Party" means each Finance Party from time to time party to this Agreement, a Receiver or any Delegate.

"Security" means a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

"Security Assets" means all of the assets of the Transaction Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

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"Security Cover Ratio" means the percentage ratio of:

(a)	the aggregate of the Market Value of the Ships then subject to a Mortgage plus the net realisable value of additional Security previously provided under Clause 24 (Security Cover);

to

(b)	the amount of the Loan then outstanding.

"Security Document" means:

(a)	any Shares Security;

(b)	any Mortgage;

(c)	any Deed of Covenant;

(d)	any General Assignment;

(e)	any Charterparty Assignment;

(f)	any Account Security;

(g)	any Subordinated Debt Security;

(h)	any other document (whether or not it creates Security) which is executed as security for the Secured Liabilities; or

(i)	any other document designated as such by the Facility Agent and the Borrowers.

"Security Period" means the period starting on the date of this Agreement and ending on the date on which the Facility Agent is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

"Security Property" means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Transaction Obligor to pay amounts in relation to the Secured Liabilities to the Security Agent as trustee for the Secured Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by a Transaction Obligor or any other person in favour of the Security Agent as trustee for the Secured Parties;

(c)	the Security Agent's interest in any turnover trust created under the Finance Documents;

(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Secured Parties, except:

(i)	rights intended for the sole benefit of the Security Agent; and

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(ii)	any moneys or other assets which the Security Agent has transferred to the Facility Agent or (being entitled to do so) has retained in accordance with the provisions of this Agreement.

"Servicing Party" means the Facility Agent or the Security Agent.

"Shares Security" means, in relation to a Borrower, a document creating Security over the shares of in that Borrower, in agreed form.

"Ship" means Ship A, Ship B or any Additional Ship.

"Ship A" means m.v. "MOON GLOBE", details of which are set out opposite its name in Schedule 7 (Details of the Ships).

"Ship B" means m.v. "SUN GLOBE", details of which are set out opposite its name in Schedule 7 (Details of the Ships).

"Specified Time" means a day or time determined in accordance with Schedule 7 (Timetables).

"Subordinated Creditor" means:

(a)	a Transaction Obligor; or

(b)	any other person who becomes a Subordinated Creditor in accordance with this Agreement.

"Subordinated Debt Security" means a Security over Subordinated Liabilities entered into or to be entered into by a Subordinated Creditor in favour of the Security Agent in an agreed form.

"Subordinated Finance Document" means:

(a)	a Subordinated Loan Agreement; and

(b)	any other document relating to or evidencing Subordinated Liabilities.

"Subordinated Liabilities" means all indebtedness owed or expressed to be owed by the Borrowers to the Subordinated Creditors whether under the Subordinated Finance Documents or otherwise.

"Subordinated Loan Agreement" means any loan agreement made between (i) a Borrower and (ii) the Subordinated Creditor.

"Subordination Agreement" means a subordination agreement entered into or to be entered into by each Subordinated Creditor and the Security Agent in agreed form.

"Subsidiary" means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Tax Credit" has the meaning given to it in Clause 12.1 (Definitions).

"Tax Deduction" has the meaning given to it in Clause 12.1 (Definitions).

"Tax Payment" has the meaning given to it in Clause 12.1 (Definitions).

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"Technical Management Agreement" means each agreement entered into between a Borrower and the Approved Technical Manager regarding the technical management of a Ship.

"Termination Date" means the date falling five years after the first Utilisation Date.

"Third Parties Act" has the meaning given to it in Clause 1.5 (Third party rights).

"Total Commitments" means the aggregate of the Commitments, being $13,500,000 at the date of this Agreement as may be increased by any Upsize.

"Total Loss" means in relation to a Ship:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Ship; or

(b)	any Requisition of that Ship unless that Ship is returned to the full control of the relevant Borrower within 30 days of such Requisition.

"Total Loss Date" means, in relation to the Total Loss of a Ship:

(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the relevant Borrower with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and

(c)	in the case of any other type of Total Loss, the date (or the most likely date) on which it appears to the Facility Agent that the event constituting the total loss occurred.

"Transaction Document" means:

(a)	a Finance Document;

(b)	a Subordinated Finance Document;

(c)	any Charter; or

(d)	any other document designated as such by the Facility Agent and a Borrower.

"Transaction Obligor" means an Obligor or any other person, except a Finance Party who executes a Finance Document (other than an Approved Manager that is not in the same ultimate beneficial ownership as the Obligors).

"Transaction Security" means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

"Transfer Certificate" means a certificate in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrowers.

"Transfer Date" means, in relation to an assignment or a transfer, the later of:

22

(a)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)	the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate.

"UK Establishment" means a UK establishment as defined in the Overseas Regulations.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"Upsize" has the meaning given to it in Clause 2.2 (Upsize Option).

"Upsize Advance" means a borrowing of all or part of the part of the Facility representing an Upsize Amount under this Agreement.

"Upsize Amount" means the amount notified by the Facility Agent to the Borrowers in accordance with Clause 2.2 (Upsize Option).

"Upsize Confirmation" means a confirmation substantially in the form set out in Part B of Schedule 10 (Form of Upsize Confirmation).

"Upsize Notice" means a notice substantially in the form set out in Part A of Schedule 10 (Form of Upsize Notice).

"US" means the United States of America.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the relevant Advance is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

"VAT" means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

"Write-down and Conversion Powers" means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

23

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	the "Account Bank", the "Arranger", the "Facility Agent", any "Finance Party", any "Lender", any "Obligor", any "Party", any "Secured Party", the "Security Agent", any "Transaction Obligor" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	"assets" includes present and future properties, revenues and rights of every description;

(iii)	a liability which is "contingent" means a liability which is not certain to arise and/or the amount of which remains unascertained;

(iv)	"document" includes a deed and also a letter, fax or telex;

(v)	"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable Tax including VAT;

(vi)	a "Finance Document", a "Security Document" or "Transaction Document" or any other agreement, document or instrument is a reference to that Finance Document, Security Document or Transaction Document or other agreement, document or instrument as amended, novated, supplemented, extended or restated;

(vii)	a "group of Lenders" includes all the Lenders;

(viii)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(ix)	"law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

(x)	"proceedings" means, in relation to any enforcement provision of a Finance Document, proceedings of any kind, including an application for a provisional or protective measure;

(xi)	a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii)	a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiii)	a provision of law is a reference to that provision as amended or re-enacted;

(xiv)	a time of day is a reference to London time;

24

(xv)	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of a jurisdiction other than England, be deemed to include that which most nearly approximates in that jurisdiction to the English legal term;

(xvi)	words denoting the singular number shall include the plural and vice versa; and

(xvii)	"including" and "in particular" (and other similar expressions) shall be construed as not limiting any general words or expressions in connection with which they are used.

(b)	The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Section, Clause and Schedule headings are for ease of reference only and are not to be used for the purposes of construction or interpretation of the Finance Documents.

(d)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under, or in connection with, any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)	A Potential Event of Default is "continuing" if it has not been remedied or waived in writing and an Event of Default is "continuing" if it has not been waived in writing.

1.3	Construction of insurance terms

In this Agreement:

"approved" means, for the purposes of Clause 22 (Insurance Undertakings), approved in writing by the Facility Agent.

"excess risks" means, in respect of a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims.

"obligatory insurances" means all insurances effected, or which a Borrower is obliged to effect, under Clause 22 (Insurance Undertakings) or any other provision of this Agreement or of another Finance Document.

"policy" includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms.

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02) (1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision.

"war risks" includes the risk of mines and all risks excluded by clause 29 of the International Hull Clauses (1/11/02 or 1/11/03), clause 24 of the Institute Time Clauses (Hulls) (1/11/95) or clause 23 of the Institute Time Clauses (Hulls)(1/10/83).

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1.4	Agreed forms of Finance Documents

References in Clause 1.1 (Definitions) to any Finance Document being in "agreed form" are to that Finance Document:

(a)	in a form attached to a certificate dated the same date as this Agreement (and signed by the Borrowers and the Facility Agent); or

(b)	in any other form agreed in writing between the Borrowers and the Facility Agent acting with the authorisation of the Majority Lenders or, where Clause 42.2 (All Lender matters) applies, all the Lenders.

1.5	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Subject to Clause 42.3 (Other exceptions) but otherwise notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate, Affiliate or any other person described in paragraph (d) of Clause 14.2 (Other indemnities), paragraph (b) of Clause 29.11 (Exclusion of liability), or paragraph (b) of Clause 30.11 (Exclusion of liability) may, subject to this Clause 1.5 (Third party rights) and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

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Section 2

The Facility

2	The Facility

2.1	The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a dollar term loan facility in:

(a)	two separate Initial Advances (one Initial Advance per Ship); and

(b)	if agreed pursuant to Clause 2.2 (Upsize Option) one further Upsize Advance in respect of each Additional Ship,

in the amounts set out in Clause 3.1 (Purpose), in an aggregate amount not exceeding the Total Commitments.

2.2	Upsize Option

(a)	Subject to the terms of this Agreement, after the Initial Advances have been utilised in full, the Borrowers may request an upsize of the Facility for the purpose of part financing the acquisition of or refinancing of any Qualifying Ship provided that:

(i)	no Default has occurred and is continuing;

(ii)	the Borrowers issue an Upsize Notice to the Facility Agent:

(A)	informing the Facility Agent that the Obligors wish to increase the Commitment by an amount specified in that Upsize Notice (and such amount shall be the "Upsize");

(B)	stating the proposed date of the Upsize (which shall not be less than 20 Business Days' after the date of such notice);

(C)	inviting the then existing Lenders to increase their Commitments under this Agreement in an aggregate amount up to the Upsize pro rata to their existing Commitments; and

(iii)	at the time of delivery of such Upsize Notice, the Borrowers shall deliver a schedule setting out such details in relation to the relevant Qualifying Ship as set out in Schedule 7 (Details of the Ships) in relation to Ship A and Ship B;

(b)	No Lender shall have any obligation to increase its Commitment or incur any other obligations under this Agreement and the Finance Documents in relation to an Upsize and any decision of a Lender to increase its Commitment shall be made in its absolute discretion provided that the terms upon which any increase of the Commitment shall be agreed by the relevant Lender(s) shall be substantially similar to the terms upon which the initial Commitment has been made available other than in respect of the pricing which shall reflect any material changes in a Lender’s underlying cost of funding from the date of this Agreement until the date of the relevant Upsize Confirmation.

(c)	If a Lender in its absolute discretion decides to increase its Commitment in response to an Upsize Notice, it shall notify the Facility Agent accordingly, together with the Lender’s pricing for the Upsize by completion of an Upsize Confirmation, which the Facility Agent shall promptly upon receipt forward to the Borrowers together with notification of the Margin to be applicable to the relevant Upsize Advance.

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(d)	The Borrowers must notify the Facility Agent within 5 Business Days of the date of the Upsize Confirmation if they decide to not proceed with the increase to the Commitment on the terms of the Upsize Confirmation.

(e)	Unless the Borrowers give notice under paragraph (d), a Lender's Commitment shall be increased by the amount specified in the Upsize Confirmation executed by it on the date specified in the Upsize Notice and from such date its increased Commitment shall become available for utilisation by the Borrowers upon the same terms and conditions as the Advances (other than in respect of the pricing which shall be as set out in the Upsize Confirmation) provided that:

(i)	the relevant Additional Borrower accedes to this Agreement as a Borrower pursuant to an Accession Deed;

(ii)	the existing Obligors confirm that no Default is continuing or would occur as a result of that Additional Borrower becoming a Borrower;

(iii)	any amendment to the Finance Documents required in connection with that Upsize including without limitation any amendments to any Security Document which is expressed to secure a maximum liability is completed;

(iv)	the relevant conditions referred to in Clause 4 (Conditions of Utilisation) and Clause 5 (Utilisation) are satisfied; and

(v)	the Borrowers have provided any additional documents or information requested by the Facility Agent in connection with that Upsize.

2.3	Finance Parties' rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from a Transaction Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of the Loan or any other amount owed by a Transaction Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Facility Agent on its behalf) is a debt owing to that Finance Party by that Transaction Obligor.

(c)	A Finance Party may not, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.4	Borrowers' Agent

(a)	Each Borrower by its execution of this Agreement irrevocably appoints the Guarantor to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Guarantor on its behalf to supply all information concerning that Borrower contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Borrower notwithstanding that they may affect the Borrower, without further reference to or the consent of that Borrower; and

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(ii)	each Finance Party to give any notice, demand or other communication to that Borrower pursuant to the Finance Documents to the Guarantor,

and in each case the Borrower shall be bound as though the Borrower itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Guarantor or given to the Guarantor under any Finance Document on behalf of a Borrower or in connection with any Finance Document (whether or not known to any Borrower) shall be binding for all purposes on that Borrower as if that Borrower had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Guarantor and any Borrower, those of the Guarantor shall prevail.

3	Purpose

3.1	Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility only for the purpose of (i) refinancing the acquisition cost of Ship A and Ship B and (ii) paying fees under the Finance Documents in an aggregate principal amount not exceeding in respect of an Advance:

(a)	in respect of Ship A, in a principal amount not exceeding $6,000,000;

(b)	in respect of Ship B, in a principal amount not exceeding $7,500,000; and

(c)	in respect of an Additional Ship, in a principal amount not exceeding the lesser of (i) 55 per cent. of the Initial Market Value of that Additional Ship and (ii) the relevant Upsize Amount.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4	Conditions of Utilisation

4.1	Initial conditions precedent

The Borrowers may not deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent and Subsequent) in form and substance satisfactory to the Facility Agent.

4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if:

(a)	on the date of the Utilisation Request and on the proposed Utilisation Date and before the Advance is made available:

(i)	no Default is continuing or would result from the proposed Advance; and

(ii)	the Repeating Representations to be made by each Transaction Obligor are true;

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(b)	in the case of an Advance (other than an Advance in respect of an Additional Ship), the Facility Agent has received on or before the relevant Utilisation Date, or is satisfied it will receive when the Advance is made available, all of the documents and other evidence listed in Part B of Schedule 2 (Conditions Precedent and Subsequent) in form and substance satisfactory to the Facility Agent; and

(c)	in the case of an Advance in respect of any Additional Ship, the Facility Agent has received on or before the relevant Utilisation Date, or is satisfied it will received when the Advance is made available, all of the documents and other evidence listed in Part C of Schedule 2 (Conditions precedent and subsequent) in form and substance satisfactory to the Facility Agent.

4.3	Conditions Subsequent

The Borrowers undertake to deliver or cause to be delivered to the Facility Agent within five Business Days after each Utilisation Date (including in respect of an Additional Ship), the additional documents and other evidence listed in Part D of Schedule 2 (Conditions Precedent and Subsequent) in form and substance satisfactory to the Facility Agent.

4.4	Waiver of conditions precedent

If the Lenders, at their discretion, permit an Advance to be borrowed before any of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) or Clause 4.2 (Further conditions precedent) has been satisfied, the Borrowers shall ensure that that condition is satisfied within five Business Days after the relevant Utilisation Date or such later date as the Facility Agent, acting with the authorisation of the Lenders, may agree in writing with the Borrowers.

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Section 3

Utilisation

5	Utilisation

5.1	Delivery of a Utilisation Request

(a)	The Borrowers may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.

(b)	The Borrowers may not deliver more than one Utilisation Request in respect of an Advance.

(c)	The Borrowers may only request Utilisation of the Advances relating to Ship A and Ship B simultaneously.

(d)	An Upsize Advance can only be made after the Initial Advances have been utilised in full.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods).

(b)	Only one Advance may be requested in each Utilisation Request.

(c)	The Utilisation Date in each Utilisation Request in respect of the Initial Advances shall be the same date.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be dollars.

(b)	The amount of the proposed Advance must be an amount which is not more than maximum amount available for that Advance.

(c)	The amount of the proposed Advance must be an amount which is not more than the Available Facility.

(d)	The amount of the proposed Advance must be an amount which would not oblige the Borrowers to provide additional security or prepay part of the Loan if the ratio set out in Clause 24 (Security Cover) were applied and notice was given by the Facility Agent under Clause 24.1 (Minimum required security cover) immediately after that Advance was made.

5.4	Lenders' participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Advance available by the relevant Utilisation Date through its Facility Office.

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(b)	The amount of each Lender's participation in each Advance will be equal to the proportion borne by its Available Commitment to the Available Facility immediately before making that Advance.

(c)	The Facility Agent shall notify each Lender of the amount of each Advance and the amount of its participation in that Advance by the Specified Time.

5.5	Cancellation of Commitments

The Commitments in respect of an Advance which are unutilised at the end of the Availability Period for that Advance shall then be cancelled without any further act or omission on the part of the Lenders.

5.6	Payment to DVB Bank SE

(a)	Each Borrower irrevocably authorises the Facility Agent on each Utilisation Date, to pay to, or for the account of, the Borrowers the amounts which the Facility Agent receives from the Lenders in respect of the Advance. That payment shall be made:

(i)	in the case of each Initial Advance, to the following account of DVB Bank SE as lender under the Existing Facility Agreement:

Beneficiary Bank:	DVB Bank SE, Frankfurt

SWIFT:	DVKBDEFF

Account Number:	000129879

Beneficiary:	DVB Bank SE, Frankfurt

USD Correspondent:	HSBC Bank, New York

SWIFT:	MRMDUS33

ABA:	021001088

Reference:	FP3039655

(ii)	in the case of any Upsize Advance, to such account which the Borrowers specify in the relevant Utilisation Request, provided that such account is acceptable to the Facility Agent; and

(iii)	in like funds as the Facility Agent received from the Lenders in respect of the Advance.

5.7	Disbursement of Advance to DVB Bank SE

Payment by the Facility Agent under Clause 5.6 (Payment to third parties) to a person other than a Borrower shall constitute the making of the relevant Advance and the Borrowers shall at that time become indebted, as principal and direct obligors, to each Lender in an amount equal to that Lender's participation in that Advance.

5.8	Prepositioning of funds

If, in respect of any proposed Advance, the Lenders, at the request of the Borrowers and on terms acceptable to all the Lenders and in their absolute discretion, preposition funds with any bank, each Borrower:

(a)	agrees to pay interest on the amount of the funds so prepositioned at the rate described in Clause 8.1 (Calculation of interest) on the basis of successive interest periods of one day and so that interest shall be paid together with the first payment of interest on such Advance after the Utilisation Date in respect of it or, if such Utilisation Date does not occur, within three Business Days of demand by the Facility Agent; and

(b)	shall, without duplication, indemnify each Finance Party against any costs, loss or liability it may incur in connection with such arrangement.

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Section 4

Repayment, Prepayment and Cancellation

6	Repayment

6.1	Repayment of Loan

(a)	On or promptly after the Utilisation Date for an Advance, the Facility Agent shall provide to the Borrowers a repayment schedule for that Advance (the "Repayment Schedule") specifying the repayment instalments for that Advance and their respective payment dates which Repayment Schedule in the case of each Initial Advance shall be calculated on the basis that such Initial Advance shall be repayable by quarterly repayment instalments based on a full amortisation by the 20th anniversary of the original delivery date of the relevant Ship from its builder to its first owner (as such date is specified in Schedule 7 (Details of the Ships)).

(b)	The first repayment date for (i) an Initial Advance shall be 31 March 2019 and (ii) an Upsize Advance shall be the first Quarter End Date falling after the Utilisation Date for that Advance with subsequent instalments to be repaid on the Quarter End Dates thereafter.

(c)	Upon delivery of a Repayment Schedule to the Borrowers by the Facility Agent, such Repayment Schedule shall become an integral part of this Agreement.

(d)	The Borrowers agree to repay each Advance in accordance with the Repayment Schedule relating to each Advance.

(e)	Upon the Termination Date the Borrowers shall repay as a balloon instalment the remaining balance of the Advances.

6.2	Effect of cancellation and prepayment on scheduled repayments

(a)	If any part of the Loan is repaid or prepaid in accordance with Clause 7.1 (Illegality) or Clause 7.5 (Mandatory prepayment on making of a distribution) then the Repayment Instalments for each Repayment Date falling after that repayment or prepayment (including any balloon instalments) will reduce in inverse order of maturity by the amount of the Loan repaid or prepaid.

(b)	If any part of the Loan is prepaid in accordance with Clause 7.3 (Voluntary prepayment of Loan) then the amount of the Repayment Instalments of the relevant Advance or Advances for each Repayment Date falling after that repayment or prepayment (including any balloon instalments) will reduce in inverse order of maturity by the amount of the Loan repaid or prepaid.

6.3	Termination Date

On the Termination Date, the Borrowers shall additionally pay to the Facility Agent for the account of the Finance Parties all other sums then accrued and owing under the Finance Documents.

6.4	Reborrowing

No Borrower may reborrow any part of the Facility which is repaid.

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7	Prepayment and Cancellation

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in an Advance or the Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a)	that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

(b)	upon the Facility Agent notifying the Borrowers, the Available Commitment of that Lender will be immediately cancelled; and

(c)	the Borrowers shall prepay that Lender's participation in the Loan on the last day of the Interest Period for the Loan occurring after the Facility Agent has notified the Borrowers or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment shall be cancelled in the amount of the participation prepaid.

7.2	Voluntary and automatic cancellation

(a)	The Borrowers may, if they give the Facility Agent not less than 14 days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of $500,000) of the Available Facility. Any cancellation under this Clause 7.2 (Voluntary and automatic cancellation) shall be applied in inverse order against the Repayment Instalments, including any balloon instalment.

(b)	The unutilised Commitment in respect of a Ship (if any) of each Lender shall be automatically cancelled at close of business on the date on which the Advance for that Ship is made available.

7.3	Voluntary prepayment of Loan

The Borrowers may, if they give the Facility Agent not less than 14 days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of any Advance or Advances of the Loan on a Quarter End Date (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of $500,000).

7.4	Mandatory prepayment on sale, arrest or Total Loss

(a)	If a Ship is sold, arrested (without that Ship being redelivered to the full control of the relevant Borrower within 45 days of such arrest or detention) or becomes a Total Loss, the Borrowers shall on the Relevant Date prepay such part of the Loan applicable to that Ship, being the outstanding amount in relation to the Advance relating to that Ship.

(b)	On the Relevant Date, the Borrowers shall also prepay such part of the Loan as shall return the Security Cover Ratio to its level immediately prior to the sale, arrest, detention or Total Loss.

(c)	Provided that no Default has occurred and is continuing, any remaining proceeds of the sale or Total Loss of a Ship after the prepayments referred to in paragraph (a) and paragraph (b) above have been made together with all other amounts that are payable on any such prepayment pursuant to the Finance Documents shall be paid to the relevant Borrower that owned the relevant Ship.

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(d)	In this Clause 7.4 (Mandatory prepayment on sale, arrest or Total Loss):

"Relevant Date" means:

(i)	in the case of a sale of a Ship, on the date on which the sale is completed by delivery of that Ship to the buyer of that Ship;

(ii)	in the case of any arrest of a Ship or its detention in the exercise of a purported lien or claim, on or before the date falling 45 days after the date of the arrest or detention of that Ship if that Ship has not been redelivered to the full control of the relevant Borrower within 45 days of such arrest or detention; and

(iii)	in the case of a Total Loss of a Ship, on the earlier of:

(A)	the date falling 120 days after the Total Loss Date; and

(B)	the date of receipt by the Security Agent of the proceeds of insurance relating to such Total Loss.

7.5	Mandatory prepayment on making of a distribution

Simultaneously with the making or payment of a distribution in accordance with the Permitted Distribution Criteria, the Borrowers shall prepay the Loan by an amount equal to such distribution.

7.6	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made, the amount of that cancellation or prepayment and, if relevant, the part of the Loan to be prepaid or cancelled.

(b)	Any prepayment under this Agreement shall be made together with:

(i)	accrued interest on the amount prepaid;

(ii)	any fee provided for in Clause 11.4 (Prepayment and cancellation fee); and

(iii)	any Break Costs,

(iv)	and any payments under this Clause 7.6 (Restrictions) shall be made without premium or penalty.

(c)	No Borrower may reborrow any part of the Facility which is prepaid.

(d)	No Borrower shall repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)	If the Facility Agent receives a notice under this Clause 7 (Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Borrowers or the affected Lenders, as appropriate.

(g)	If all or part of any Lender's participation in the Loan is repaid or prepaid, an amount of that Lender's Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

7.7	Application of prepayments

Any prepayment of any part of the Loan (other than a prepayment pursuant to Clause 7.1 (Illegality)) shall be applied pro rata to each Lender's participation in that part of the Loan.

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Section 5

Costs of Utilisation

8	Interest

8.1	Calculation of interest

The rate of interest on the Loan or any part of the Loan for each Interest Period is the percentage rate per annum which is the aggregate of:

(a)	the Margin; and

(b)	LIBOR.

8.2	Payment of interest

The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the last day of each Interest Period and on each Quarter End Date (each an "Interest Payment Date").

8.3	Default interest

(a)	If a Transaction Obligor fails to pay any amount payable by it under a Finance Document, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 2 per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Facility Agent. Any interest accruing under this Clause 8.3 (Default interest) shall be immediately payable by the Obligors on demand by the Facility Agent.

(b)	If an Unpaid Sum consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to the Loan or that part of the Loan:

(i)	the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or that part of the Loan; and

(ii)	the rate of interest applying to that Unpaid Sum during that first Interest Period shall be 2 per cent. per annum higher than the rate which would have applied if that Unpaid Sum had not become due.

(c)	Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

8.4	Notification of rates of interest

(a)	The Facility Agent shall promptly notify the Lenders and the Borrowers of the determination of a rate of interest under this Agreement.

(b)	The Facility Agent shall promptly notify the Borrowers of each Funding Rate relating to the Loan, any part of the Loan or any Unpaid Sum.

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9	Interest Periods

9.1	Interest Periods

(a)	Subject to this Clause 9 (Interest Periods), each Interest Period for an Advance shall be three Months (or such other period as agreed between the Borrowers and the Facility Agent acting on the instructions of all the Lenders).

(b)	An Interest Period in respect of an Advance or any part of that Advance shall not extend beyond the Termination Date.

(c)	The first Interest Period for an Advance shall start on the Utilisation Date for that Advance and shall end on the first Quarter End Date after that Utilisation Date, and each subsequent Interest Period shall start on the last day of the preceding Interest Period.

9.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10	Changes to the Calculation of Interest

10.1	Unavailability of Screen Rate

(a)	Interpolated Screen Rate: If no Screen Rate is available for LIBOR for the Interest Period of the Loan or any part of the Loan, the applicable LIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(b)	Cost of funds: If no Screen Rate is available for LIBOR for:

(i)	dollars; or

(ii)	the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Screen Rate.

Clause 10.3 (Cost of funds) shall apply to the Loan of that part of the Loan for that Interest Period.

10.2	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Facility Agent receives notification from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan exceed 50 per cent. of the Loan or the relevant part of the Loan as appropriate) (the "Relevant Lender") that the cost to it of funding its participation in the Loan or that part of the Loan from whatever source it may reasonably select would be in excess of LIBOR then Clause 10.3 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

10.3	Cost of funds

(a)	If this Clause 10.3 (Cost of funds) applies, the rate of interest on each Lender's share of the Loan or the relevant part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

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(ii)	the rate notified to the Facility Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in the Loan or that part of the Loan from whatever source it may reasonably select.

(b)	If this Clause 10.3 (Cost of funds) applies and the Facility Agent or the Borrowers so require, the Facility Agent and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c)	Subject to Clause 42.4 (Replacement of Screen Rate), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.

(d)	If paragraph (e) below does not apply and any rate notified to the Facility Agent under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e)	If this Clause 10.3 (Cost of funds) applies pursuant to Clause 10.2 (Market disruption) and:

(i)	a Lender's Funding Rate is less than LIBOR; or

(ii)	a Lender does not supply a quotation by the time specified in sub-paragraph (ii) of paragraph (a) above,

the cost to that Lender of funding its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be LIBOR.

10.4	Break Costs

(a)	The Borrowers shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrowers on a day other than the last day of an Interest Period for the Loan, the relevant part of the Loan or that Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11	Fees

11.1	Commitment fee

(a)	The Borrowers shall pay to the Facility Agent (for the account of each Lender) a fee computed at the rate of 50 per cent. of the rate per annum which is the aggregate of the Margin and LIBOR on that Lender's Available Commitment from time to time for the Availability Period, including any part of a Lender's Available Commitment in respect of an Upsize Amount.

(b)	The accrued commitment fee is payable on the last day of the Availability Period in relation to the relevant part of the Commitment or if earlier on each Utilisation Date and, if cancelled, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

11.2	Upfront fee

The Borrowers shall pay to the Arranger an upfront fee in the amount and at the times agreed in a Fee Letter.

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11.3	Facility Agent fee

The Borrowers shall pay to the Facility Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

11.4	Prepayment and cancellation fee

(a)	Subject to paragraph (c) below, the Borrowers must pay to the Facility Agent for the account of each Lender a prepayment or cancellation fee on the date of prepayment of all or any part of the Loan and on the date of cancellation of any part of the Total Commitments.

(b)	The amount of the prepayment fee is:

(i)	if the prepayment occurs on or before the first anniversary of the first Utilisation Date, four per cent. of the amount prepaid;

(ii)	if the prepayment occurs after the first but on or before the second anniversary of the first Utilisation Date, three per cent. of the amount prepaid;

(iii)	if the prepayment occurs after the second but on or before the third anniversary of the first Utilisation Date, two per cent. of the amount prepaid;

(iv)	if the prepayment occurs after the third but on or before the fourth anniversary of the first Utilisation Date, one per cent. of the amount prepaid; and

(v)	none thereafter.

(c)	No prepayment fee shall be payable under this Clause if the prepayment is made (i) out of proceeds available to the Borrowers for making a Permitted Distribution, (ii) as a result of a mandatory prepayment under Clause 7.1 (Illegality), (iii) as a result of a mandatory prepayment under (other than upon the sale, arrest or detention of a Ship) Clause 7.4 (Mandatory prepayment on sale, arrest or Total Loss) or (iv) Clause 24 (Security Cover).

(d)	The amount of the cancellation fee is four per cent. of the cancelled or undrawn Available Commitment at the end of the Availability Period in respect of the relevant part of the Commitment, together with any Break Costs. No cancellation fee shall be payable due to cancellation of amounts undrawn due to Market Value drawdown limits.

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Section 6

Additional Payment Obligations

12	Tax Gross Up and Indemnities

12.1	Definitions

(a)	In this Agreement:

"Protected Party" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this Clause 12 (Tax Gross Up and Indemnities) reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

12.2	Tax gross-up

(a)	The Obligors shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrowers shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrowers and that Obligor.

(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.3	Tax indemnity

(a)	The Obligors shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

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(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 12.2 (Tax gross-up); or

(B)	relates to a FATCA Deduction required to be made by a Party.

(c)	A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Obligors.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 12.3 (Tax indemnity), notify the Facility Agent.

12.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and

(b)	that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to each Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by that Obligor.

12.5	Stamp taxes

The Obligors shall pay and, within three Business Days of demand, indemnify each Secured Party against any cost, expense, loss or liability which that Secured Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

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12.6	VAT

(a)	All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any Party other than the Recipient (the "Relevant Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this sub-paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part of it as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this Clause 12.6 (VAT) to any Party shall, at any time when that Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or representative or head) of that group or unity at the relevant time (as the case may be).

(e)	In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

12.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

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(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

12.8	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Obligors and the Facility Agent and the Facility Agent shall notify the other Finance Parties.

13	Increased Costs

13.1	Increased costs

(a)	Subject to Clause 13.3 (Exceptions), the Borrowers shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii)	compliance with any law or regulation made,

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in each case after the date of this Agreement; or

(iii)	the implementation, application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.

(b)	In this Agreement:

(i)	"Basel III" means:

(A)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(B)	the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(C)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III".

(ii)	"CRD IV" means:

(A)	Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012;

(B)	Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC; and

(C)	any other law or regulation which implements Basel III.

(iii)	"Increased Costs" means:

(A)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(B)	an additional or increased cost; or

(C)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

13.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrowers.

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(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

13.3	Exceptions

Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a)	attributable to a Tax Deduction required by law to be made by an Obligor;

(b)	attributable to a FATCA Deduction required to be made by a Party;

(c)	compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied);

(d)	compensated for by any payment made pursuant to Clause 14.3 (Mandatory Cost); or

(e)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

14	Other Indemnities

14.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall, as an independent obligation, on demand, indemnify each Secured Party to which that Sum is due against any cost, expense, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Obligors waive any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2	Other indemnities

(a)	Each Obligor shall, on demand, indemnify each Secured Party against any cost, expense, loss or liability incurred by it as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, expense, loss or liability arising as a result of Clause 32 (Sharing among the Finance Parties);

(iii)	funding, or making arrangements to fund, its participation in an Advance requested by the Borrowers in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Secured Party alone); or

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(iv)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrowers.

(b)	Each Obligor shall, on demand, indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate (each such person for the purposes of this Clause 14.2 (Other indemnities) an "Indemnified Person"), against any cost, expense, loss or liability incurred by that Indemnified Person pursuant to or in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry, in connection with or arising out of the entry into and the transactions contemplated by the Finance Documents, having the benefit of any Security constituted by the Finance Documents or which relates to the condition or operation of, or any incident occurring in relation to, any Ship unless such cost, expense, loss or liability is caused by the gross negligence or wilful misconduct of that Indemnified Person.

(c)	Without limiting, but subject to any limitations set out in paragraph (b) above, the indemnity in paragraph (b) above shall cover any cost, expense, loss or liability incurred by each Indemnified Person in any jurisdiction:

(i)	arising or asserted under or in connection with any law relating to safety at sea, the ISM Code, any Environmental Law or any Sanctions; or

(ii)	in connection with any Environmental Claim.

(d)	Any Affiliate or any officer or employee of a Finance Party or of any of its Affiliates may rely on this Clause 14.2 (Other indemnities) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

14.3	Mandatory Cost

Each Borrower shall, on demand by the Facility Agent, pay to the Facility Agent for the account of the relevant Lender, such amount which any Lender certifies in a notice to the Facility Agent to be its good faith determination of the amount necessary to compensate it for complying with:

(a)	in the case of a Lender lending from a Facility Office in a Participating Member State, the minimum reserve requirements (or other requirements having the same or similar purpose) of the European Central Bank or any other authority or agency which replaces all or any of its functions) in respect of loans made from that Facility Office; and

(b)	in the case of any Lender lending from a Facility Office in the United Kingdom, any reserve asset, special deposit or liquidity requirements (or other requirements having the same or similar purpose) of the Bank of England (or any other governmental authority or agency) and/or paying any fees to the Financial Conduct Authority and/or the Prudential Regulation Authority (or any other governmental authority or agency which replaces all or any of their functions), which, in each case, is referable to that Lender's participation in the Loan.

14.4	Indemnity to the Facility Agent

Each Obligor shall, on demand, indemnify the Facility Agent against:

(a)	any cost, expense, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:

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(i)	investigating any event which it reasonably believes is a Default; or

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents; and

(b)	any cost, expense, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct)or, in the case of any cost, expense, loss or liability pursuant to Clause 33.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent in acting as Facility Agent under the Finance Documents.

14.5	Indemnity to the Security Agent

(a)	Each Obligor shall, on demand, indemnify the Security Agent and every Receiver and Delegate against any cost, expense, loss or liability incurred by any of them:

(i)	in relation to or as a result of:

(A)	any failure by a Borrower to comply with its obligations under Clause 16 (Costs and Expenses);

(B)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(C)	the taking, holding, protection, perfection or enforcement of the Finance Documents and the Transaction Security;

(D)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;

(E)	any default by any Transaction Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(F)	any action by any Transaction Obligor which vitiates, reduces the value of, or is otherwise prejudicial to, the Transaction Security; and

(G)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents,

(ii)	acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Security Property or the performance of the terms of this Agreement or the other Finance Documents (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b)	The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Security Assets in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 14.5 (Indemnity to the Security Agent) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

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15	Mitigation by the Finance Parties

15.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Borrowers, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax Gross Up and Indemnities), Clause 13 (Increased Costs) or paragraph (a) of Clause 14.3 (Mandatory Cost) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Transaction Obligor under the Finance Documents.

15.2	Limitation of liability

(a)	The Obligors shall, on demand, indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if either:

(i)	a Default has occurred and is continuing; or

(ii)	in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16	Costs and Expenses

16.1	Transaction expenses

The Obligors shall, on demand, pay the Facility Agent, the Security Agent and the Arranger the amount of all costs and expenses (including legal fees) incurred by any Secured Party in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement or in a Security Document; and

(b)	any other Finance Documents executed after the date of this Agreement.

16.2	Upsize and Amendment costs

If:

(a)	a Transaction Obligor requests an amendment, waiver or consent; or

(b)	the Borrowers request an Upsize pursuant to Clause 2.2 (Upsize Option); or

(c)	an amendment is required pursuant to Clause 33.9 (Change of currency) or as contemplated in Clause 42.4 (Replacement of Screen Rate); or

(d)	a Transaction Obligor requests, and the Security Agent agrees to, the release of all or any part of the Security Assets from the Transaction Security,

the Obligors shall, on demand, reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees) incurred by each Secured Party in responding to, evaluating, negotiating or complying with that request or requirement.

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16.3	Enforcement and preservation costs

Each Obligor shall, on demand, pay to each Secured Party the amount of all costs and expenses (including legal fees) incurred by that Secured Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and with any proceedings instituted by or against that Secured Party as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

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Section 7

Guarantees and Joint and Several Liability of Borrowers

17	Guarantee and Indemnity

17.1	Guarantee and indemnity

(a)	The Guarantor irrevocably and unconditionally:

(i)	guarantees to each Finance Party due and punctual performance by each Borrower of all that Borrower's obligations under the Finance Documents;

(ii)	undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, the Guarantor shall immediately on demand by the Facility Agent pay that amount as if it were the principal obligor; and

(iii)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand by the Facility Agent against any cost, loss or liability it incurs as a result of a Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by the Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 17 (Guarantee and Indemnity) if the amount claimed had been recoverable on the basis of a guarantee.

17.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Transaction Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Transaction Obligor or any security for those obligations or otherwise) is made by a Secured Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Guarantor under this Clause 17 (Guarantee and Indemnity)will continue or be reinstated as if the discharge, release or arrangement had not occurred.

17.4	Waiver of defences

The obligations of the Guarantor under this Clause 17 (Guarantee and Indemnity) and in respect of any Transaction Security will not be affected or discharged by an act, omission, matter or thing which, but for this Clause 17.4 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Clause 17 (Guarantee and Indemnity) or in respect of any Transaction Security (without limitation and whether or not known to it or any Secured Party) including, without limitation:

(a)	any time, waiver or consent granted to, or composition with, any Transaction Obligor or other person;

(b)	the release of any other Transaction Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

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(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Transaction Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Transaction Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

17.5	Immediate recourse

(a)	The Guarantor waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Finance Document or to enforce any Transaction Security) before claiming or commencing proceedings under this Clause 17 (Guarantee and Indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

(b)	The Guarantor acknowledges the right of the Facility Agent pursuant to Clause 26.19 (Acceleration) to enforce or direct the Security Agent to enforce or exercise any or all of its rights, remedies powers or discretions under any guarantee or indemnity contained in this Agreement.

17.6	Appropriations

Until all amounts which may be or become payable by the Transaction Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Secured Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Secured Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of the Guarantor's liability under this Clause 17 (Guarantee and Indemnity).

17.7	Deferral of Guarantor's rights

All rights which the Guarantor at any time has (whether in respect of this guarantee, a mortgage or any other transaction) against the Borrowers, any other Transaction Obligor or their respective assets shall be fully subordinated to the rights of the Secured Parties under the Finance Documents and until the end of the Security Period and unless the Facility Agent otherwise directs, the Guarantor will not exercise any rights which it may have (whether in respect of any Finance Document to which it is a Party or any other transaction) by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 17 (Guarantee and Indemnity):

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(a)	to be indemnified by a Transaction Obligor;

(b)	to claim any contribution from any third party providing security for, or any other guarantor of, any Transaction Obligor's obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Secured Party;

(d)	to bring legal or other proceedings for an order requiring any Transaction Obligor to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity under Clause 17.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Transaction Obligor; and/or

(f)	to claim or prove as a creditor of any Transaction Obligor in competition with any Secured Party.

If the Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by the Transaction Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Secured Parties and shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct for application in accordance with Clause 33 (Payment Mechanics).

17.8	Additional security

This guarantee and any other Security given by the Guarantor is in addition to and is not in any way prejudiced by, and shall not prejudice, any other guarantee or Security or any other right of recourse now or subsequently held by any Secured Party or any right of set-off or netting or right to combine accounts in connection with the Finance Documents.

17.9	Applicability of provisions of Guarantee to other Security

Clauses 17.2 (Continuing guarantee), 17.3 (Reinstatement), 17.4 (Waiver of defences), 17.5 (Immediate recourse), 17.6 (Appropriations), 17.7 (Deferral of Guarantor's rights) and 17.8 (Additional security) shall apply, with any necessary modifications, to any Security which the Guarantor creates (whether at the time at which it signs this Agreement or at any later time) to secure the Secured Liabilities or any part of them.

18	Joint and Several Liability of the Borrowers

18.1	Joint and several liability

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several.

18.2	Waiver of defences

The liabilities and obligations of a Borrower shall not be impaired by:

(a)	this Agreement being or later becoming void, unenforceable or illegal as regards any other Borrower;

(b)	any Lender or the Security Agent entering into any rescheduling, refinancing or other arrangement of any kind with any other Borrower;

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(c)	any Lender or the Security Agent releasing any other Borrower or any Security created by a Finance Document;

(d)	any time, waiver or consent granted to, or composition with any other Borrower or other person;

(e)	the release of any other Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(f)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any other Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(g)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any other Borrower or any other person;

(h)	any amendment, novation, supplement, extension, restatement (however fundamental, and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(i)	any unenforceability, illegality or invalidity of any obligation or any person under any Finance Document or any other document or security; or

(j)	any insolvency or similar proceedings.

18.3	Principal Debtor

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no Borrower shall, in any circumstances, be construed to be a surety for the obligations of any other Borrower under this Agreement.

18.4	Borrower restrictions

(a)	Subject to paragraph (b) below, during the Security Period no Borrower shall:

(i)	claim any amount which may be due to it from any other Borrower whether in respect of a payment made under, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document;

(ii)	take or enforce any form of security from any other Borrower for such an amount, or in any way seek to have recourse in respect of such an amount against any asset of any other Borrower;

(iii)	set off such an amount against any sum due from it to any other Borrower;

(iv)	prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving any other Borrower; or

(v)	exercise or assert any combination of the foregoing.

(b)	If during the Security Period, the Facility Agent, by notice to a Borrower, requires it to take any action referred to in paragraph (a) above in relation to any other Borrower, that Borrower shall take that action as soon as practicable after receiving the Facility Agent's notice.

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18.5	Deferral of Borrowers' rights

Until all amounts which may be or become payable by the Borrowers under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Borrower will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)	to be indemnified by any other Borrower; or

(b)	to claim any contribution from any other Borrower in relation to any payment made by it under the Finance Documents.

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Section 8

Representations, Undertakings and Events of Default

19	Representations

19.1	General

Each Obligor makes the representations and warranties set out in this Clause 19 (Representations) to each Finance Party on the date of this Agreement.

19.2	Status

(a)	It and each other Transaction Obligor is a limited liability company or corporation, as applicable, duly incorporated or established and validly existing in good standing under the law of its Original Jurisdiction.

(b)	It and each Transaction Obligor has the power to own its assets and carry on its business as it is being conducted.

19.3	Share capital and ownership

(a)	Borrower A is authorised to issue 500 registered and/or bearer shares of without par value, all of which shares have been issued to the Guarantor in registered form.

(b)	Borrower B has an authorised share capital of €1,200 divided into 1,200 registered shares of €1.00 each, all of which shares have been issued fully paid to the Guarantor.

(c)	The legal title to and beneficial interest in the shares in each Borrower is held free of any Security (other than Permitted Security) or any other claim by the Guarantor.

(d)	None of the shares in any Borrower is subject to any option to purchase, pre-emption rights or similar rights.

19.4	Binding obligations

The obligations expressed to be assumed by it and each other Transaction Obligor in each Transaction Document are legal, valid, binding and enforceable obligations.

19.5	Validity, effectiveness and ranking of Security

(a)	Each Finance Document does now or, as the case may be, will upon execution and delivery create the Security it purports to create over any assets to which such Security, by its terms, relates, and such Security will, when created or intended to be created, be valid and effective.

(b)	No third party has or will have any Security over any assets that are the subject of any Transaction Security granted by it or any other Transaction Obligor.

(c)	The Transaction Security granted by it or any other Transaction Obligor to the Security Agent or any other Secured Party has or will when created or intended to be created have first ranking priority or such other priority it is expressed to have in the Finance Documents and is not subject to any prior ranking or pari passu ranking security.

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(d)	No concurrence, consent or authorisation of any person is required for the creation of or otherwise in connection with any Transaction Security.

19.6	Non-conflict with other obligations

The entry into and performance by it and each other Transaction Obligor of, and the transactions contemplated by, each Transaction Document do not and will not conflict with:

(a)	any law or regulation applicable to it or any Transaction Obligor;

(b)	its or any other Transaction Obligor's constitutional documents; or

(c)	any agreement or instrument binding upon it or any other Transaction Obligor or constitute a default or termination event (however described) under any such agreement or instrument.

19.7	Power and authority

(a)	It and each other Transaction Obligor has the power to enter into, perform and deliver, and has taken all necessary action to authorise:

(i)	its and each other Transaction Obligor's entry into, performance and delivery of, each Transaction Document to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

(ii)	in the case of each Borrower, its registration of the Ship owned by it under the Approved Flag.

(b)	No limit on its or any other Transaction Obligor's powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Transaction Documents.

19.8	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it and each other Transaction Obligor lawfully to enter into, exercise its and each other Transaction Obligor's rights and comply with its and each other Transaction Obligor's obligations in the Transaction Documents; and

(b)	to make the Transaction Documents enforceable and admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

19.9	Governing law and enforcement

(a)	The choice of governing law of each Transaction Document will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Transaction Document in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its Relevant Jurisdictions.

19.10	Insolvency

No:

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(a)	corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 26.8 (Insolvency proceedings); or

(b)	creditors' process described in Clause 26.9 (Creditors' process),

has been taken or, to its knowledge, threatened in relation to any member of the Group, and none of the circumstances described in Clause 26.7 (Insolvency) applies to a member of the Group.

19.11	No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that any Finance Documents be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to any Finance Documents or the transactions contemplated by those Finance Documents except:

(a)	registration of each Ship under the Approved Flag, which registration and related fees shall be made and paid promptly and in accordance with the terms of the relevant Finance Documents; and

(b)	such filings or registrations as the legal counsels to the Lenders may consider appropriate or desirable, which shall be arranged by the relevant legal counsel to the Lenders and any fees in relation thereto shall be paid promptly by the Obligors on demand.

19.12	Deduction of Tax

Neither it nor any other Transaction Obligor is required to make any Tax Deduction from any payment it may make under any Finance Document to which it is a party.

19.13	No default

(a)	No Event of Default and, on the date of this Agreement and on each Utilisation Date, no Default has occurred and is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b)	No other event or circumstance is outstanding which constitutes a default or a termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject.

19.14	No misleading information

(a)	Any factual information provided by any Obligor for the purposes of this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	The financial projections contained in any such information have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c)	Nothing has occurred or been omitted from any such information and no information has been given or withheld that results in any such information being untrue or misleading in any material respect.

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19.15	Financial Statements

(a)	Its Original Financial Statements were prepared in accordance with GAAP consistently applied unless expressly disclosed to the Facility Agent in writing to the contrary before the date of this Agreement.

(b)	Its Original Financial Statements give a true and fair view of its financial condition as at the end of the relevant financial year and results of operations during the relevant financial year.

(c)	There has been no material adverse change in its assets, business or financial condition since 30 June 2018.

(d)	Its most recent financial statements delivered pursuant to Clause 20.2 (Financial information):

(i)	have been prepared in accordance with Clause 20.4 (Requirements as to financial statements); and

(ii)	give a true and fair view of (if audited) or fairly represent (if unaudited) its financial condition as at the end of the relevant financial year and operations during the relevant financial year.

(e)	Since the date of the most recent financial statements delivered pursuant to Clause 20.2 (Financial information) there has been no material adverse change in its business, assets or financial condition.

19.16	Pari passu ranking

Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

19.17	No proceedings pending or threatened

(a)	No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any other Transaction Obligor.

(b)	No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against it or any other Transaction Obligor.

19.18	Valuations

(a)	All information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Facility Agent in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given.

(b)	It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer.

(c)	There has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.

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19.19	No breach of laws

No Transaction Obligor has breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

19.20	Compliance with Environmental Laws

All Environmental Laws relating to the ownership, operation and management of each Ship and the business of each Transaction Obligor and each other member of the Group (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

19.21	No Environmental Claim

No Environmental Claim has been made or threatened against any Transaction Obligor or any other member of the Group or any Ship.

19.22	No Environmental Incident

No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.

19.23	ISM and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to each Borrower, the Approved Technical Manager and each Ship have been complied with.

19.24	No Charter

Except as disclosed by the Borrowers to the Security Agent in writing on or before the date of this Agreement, no Ship is subject to any Charter other than a Permitted Charter in relation to that Ship.

19.25	Taxes paid

(a)	It is not and no other Transaction Obligor nor any other member of the Group is materially overdue in the filing of any Tax returns and it is not (and no other Transaction Obligor nor any other member of the Group is) overdue in the payment of any amount in respect of Tax.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any other Transaction Obligor or other member of the Group) with respect to Taxes.

19.26	Financial Indebtedness

No Borrower has any Financial Indebtedness outstanding other than Permitted Financial Indebtedness.

19.27	Overseas companies

No Transaction Obligor has delivered particulars, whether in its name stated in the Finance Documents or any other name, of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or, if it has so registered, it has provided to the Facility Agent sufficient details to enable an accurate search against it to be undertaken by the Lenders at the Companies Registry.

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19.28	Good title to assets

It and each Transaction Obligor has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

19.29	Ownership

(a)	Each Borrower is the sole legal and beneficial owner of the Ship owned by it, its Earnings and its Insurances.

(b)	With effect on and from the date of its creation or intended creation, each Transaction Obligor will be the sole legal and beneficial owner of any asset that is the subject of any Transaction Security created or intended to be created by such Transaction Obligor.

(c)	The constitutional documents of each Transaction Obligor do not and could not restrict or inhibit any transfer of the shares in a Borrower on creation or enforcement of the security conferred by the Security Documents.

19.30	Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings (recast) (the "Regulation"), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in Greece and it has no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

19.31	Place of business

(a)	No Transaction Obligor has a place of business in any country other than Greece.

(b)	The Transaction Obligors (other than Borrower B) are tax resident in the Marshall Islands and none of them are tax resident in any other jurisdiction.

(c)	Borrower B is tax resident in Malta and is not tax resident in any other jurisdiction.

19.32	No employee or pension arrangements

No Transaction Obligor has any employees or any liabilities under any pension scheme.

19.33	Anti-corruption

It and each other Transaction Obligor has conducted its businesses in compliance with applicable anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

19.34	Sanctions

(a)	No Transaction Obligor:

(i)	is a Prohibited Person;

(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person;

(iii)	owns or controls a Prohibited Person; or

(iv)	has a Prohibited Person serving as a director, officer or employee.

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(b)	No proceeds of any Advance or the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

19.35	Repetition

The Repeating Representations are deemed to be made by the Obligors by reference to the facts and circumstances then existing on the date of each Utilisation Request, each Utilisation Date and the last day of every Month.

20	Information Undertakings

20.1	General

The undertakings in this Clause 20 (Information Undertakings) remain in force throughout the Security Period unless the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders), may otherwise permit.

20.2	Financial information

(a)	Each Borrower and the Guarantor shall supply to the Facility Agent in sufficient copies for all the Lenders:

(i)	as soon as they become available, but in any event within 90 days after the end of each of the Guarantor's financial years its audited consolidated financial statements for that financial year;

(ii)	as soon as the same become available, but in any event within 5 days after the end of each Month, each Borrower's balances and account statements for its Earnings Account;

(iii)	as soon as the same become available, but in any event within 60 days after the end of each quarter of each of its financial years, management accounts, including cash flow reports, of the Borrowers in a format approved by the Facility Agent which show the results of the operation of each Ship during the preceding financial quarter year; and

(iv)	as soon as possible, but in no event later than:

(A)	the first Utilisation Date; and

(B)	45 days before the start of each of its financial years from and including the financial year starting 1 January 2020,

a budget in a format approved by the Facility Agent which shows all anticipated income and expenditure in respect of each Ship during that financial year (or, in the case of the budget to be provided by the first Utilisation Date, in the period to 31 December 2019) including all management fees, administrative expenses and dry docking, special survey and ballast water compliance expenses. If the fees payable to the Approved Managers and any payments to any Affiliates of a Borrower set out in such budget are acceptable to the Facility Agent, acting on the instructions of the Majority Lenders, acting reasonably and without undue delay, the Facility Agent shall approve such payments in writing ("Approved Management Fees").

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(b)	Each Borrower shall notify the Facility Agent of any anticipated expenditure to be made which is materially in excess of the corresponding amounts set out in the budget provided to the Facility Agent pursuant to paragraph (a)(iv) above.

(c)	Each Obligor shall promptly provide such further financial information as may be requested by the Facility Agent.

20.3	Requirements as to financial statements

(a)	Each set of financial statements delivered by an Obligor pursuant to Clause 20.2 (Financial information) shall be certified by an officer in respect of Borrower A or the Guarantor or a director of Borrower B (as applicable) as giving a true and fair view (if audited) or fairly representing (if unaudited) its financial condition and operations as at the date as at which those financial statements were drawn up.

(b)	Each Obligor shall procure that each set of financial statements delivered pursuant to Clause 20.2 (Financial information) is prepared using GAAP.

20.4	Information: miscellaneous

Each Obligor shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(a)	all documents dispatched by it to its limited liability partners or shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against any Transaction Obligor;

(c)	promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which is made against any Transaction Obligor;

(d)	promptly, its constitutional documents where these have been amended, varied, restated or replaced;

(e)	promptly, such further information and/or documents regarding:

(i)	each Ship, goods transported on each Ship, its Earnings or its Insurances;

(ii)	the Security Assets;

(iii)	compliance of the Transaction Obligors with the terms of the Finance Documents;

(iv)	the financial condition, business and operations of any Transaction Obligor,

as any Finance Party (through the Facility Agent) may request; and

(f)	promptly, such further information and/or documents as any Finance Party (through the Facility Agent) may request so as to enable such Finance Party to comply with any laws applicable to it or as may be required by any regulatory authority.

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20.5	Notification of Default

(a)	Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Facility Agent, each Borrower shall supply to the Facility Agent a certificate signed by one of its officers in the case of Borrower A or two of its directors or senior officers in the case of Borrower B on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

20.6	Use of websites

(a)	Each Obligor may satisfy its obligation under the Finance Documents to which it is a party to deliver any information in relation to those Lenders (the "Website Lenders") which accept this method of communication by posting this information onto an electronic website designated by the Obligors and the Facility Agent (the "Designated Website") if:

(i)	the Facility Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the relevant Obligor and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the relevant Obligor and the Facility Agent.

If any Lender (a "Paper Form Lender") does not agree to the delivery of information electronically then the Facility Agent shall notify that Obligor accordingly and that Obligor shall supply the information to the Facility Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event each Obligor shall supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by an Obligor or any of them and the Facility Agent.

(c)	An Obligor shall promptly upon becoming aware of its occurrence notify the Facility Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	if that Obligor becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If an Obligor notifies the Facility Agent under sub-paragraph (i) or (v) of paragraph (c) above, all information to be provided by that Obligor under this Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

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(d)	Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. Each Obligor shall comply with any such request within 10 Business Days.

20.7	"Know your customer" checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of a Transaction Obligor (or of a Holding Company of a Transaction Obligor) (including, without limitation, a change of ultimate beneficial ownership of a Transaction Obligor or of a Holding Company of a Transaction Obligor) after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges a Finance Party (or, in the case of sub-paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, that Obligor shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by a Servicing Party (for itself or on behalf of any other Finance Party) or any Lender (for itself or, in the case of the event described in sub-paragraph (iii) above, on behalf of any prospective new Lender) in order for such Finance Party or, in the case of the event described in sub-paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of a Servicing Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Servicing Party (for itself) in order for that Servicing Party to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

21	General Undertakings

21.1	General

The undertakings in this Clause 21 (General Undertakings) remain in force throughout the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

21.2	Authorisations

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Facility Agent of,

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any Authorisation required under any law or regulation of a Relevant Jurisdiction or Approved Flag to enable it to:

(i)	perform its obligations under the Transaction Documents to which it is a party;

(ii)	ensure the legality, validity, enforceability (including priority ranking) or admissibility in evidence in any Relevant Jurisdiction or the Approved Flag of any Transaction Document to which it is a party; and

(iii)	own and operate each Ship (in the case of each Borrower).

21.3	Compliance with laws

Each Obligor shall, and shall procure that each other Transaction Obligor will, comply in all respects with all laws and regulations to which it may be subject.

21.4	Anti-corruption Law

(a)	No Obligor shall directly or indirectly use the proceeds of the Loan for any purpose which would beach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

(b)	Each Obligor shall and shall procure that each other Transaction Obligor shall:

(i)	conduct its business in compliance with applicable anti-corruption laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

21.5	Environmental compliance

Each Obligor shall, and shall procure that each other Transaction Obligor shall:

(a)	comply with all Environmental Laws;

(b)	obtain, maintain and ensure compliance with all requisite Environmental Approvals;

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law.

21.6	Environmental Claims

Each Obligor shall, and shall procure that each other Transaction Obligor shall, promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a)	any Environmental Claim against any Transaction Obligor which is current, pending or threatened; and

(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any Transaction Obligor.

21.7	Evidence of Good Standing

Each Obligor will and shall procure that each other Transaction Obligor will from time to time if reasonably requested by the Facility Agent provide the Facility Agent with evidence in form and substance satisfactory to the Facility Agent that it remains in good standing.

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21.8	Taxation

(a)	Each Obligor shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are maintained for those Taxes and the costs required to contest them and both have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 20.2 (Financial information);

(iii)	such payment can be lawfully withheld; and

(iv)	relevant details are provided to the Facility Agent.

(b)	No Obligor shall change its residence for Tax purposes.

21.9	Overseas companies

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly inform the Facility Agent if it delivers to the Registrar particulars required under the Overseas Regulations of any UK Establishment and it shall comply with any directions given to it by the Facility Agent regarding the recording of any Transaction Security on the register which it is required to maintain under The Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.

21.10	No change to centre of main interests

No Obligor shall and will procure that no other Transaction Obligor will, change the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) from that stated in relation to it in Clause 19.30 (Centre of main interests and establishments) and it will create no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

21.11	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

21.12	Title

(a)	Each Borrower shall hold the legal title to, and own the entire beneficial interest in the Ship owned by it, its Earnings and its Insurances; and

(b)	Each Obligor shall and shall procure that each other Transaction Obligor shall, with effect on and from its creation or intended creation, hold the legal title to, and own the entire beneficial interest in, any other assets the subject of any Transaction Security created or intended to be created by it.

21.13	Negative pledge

(a)	No Obligor shall create or permit to subsist any Security over any of its assets which are, in the case of the Guarantor, the subject of the Security created or intended to be created by the Finance Documents.

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(b)	No Borrower shall:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a Transaction Obligor;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction raises Financial Indebtedness or finances the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to any Permitted Security.

21.14	Disposals

(a)	No Obligor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset (including without limitation each Ship, its Earnings or, its Insurances).

(b)	Paragraph (a) above does not apply to any Charter as all Charters are subject to Clause 23.15 (Restrictions on chartering, appointment of managers etc.).

21.15	Merger

No Obligor shall enter into any amalgamation, demerger, merger, consolidation, corporate reconstruction or joint venture arrangement.

21.16	Change of business

(a)	Each Obligor shall procure that no substantial change is made to the general nature of the business of any Obligor from that carried on at the date of this Agreement.

(b)	No Borrower shall engage in any business other than the ownership and operation of its Ship.

21.17	Financial Indebtedness

No Borrower shall incur or permit to be outstanding any Financial Indebtedness except Permitted Financial Indebtedness.

21.18	Expenditure

No Borrower shall incur any expenditure, except for expenditure reasonably incurred in the ordinary course of owning, operating, maintaining and repairing the Ship owned by it.

21.19	Share Capital

No Borrower shall:

(a)	purchase, cancel or redeem any of its share capital;

(b)	increase or reduce its authorised share capital;

(c)	issue any further shares, except to the Guarantor and provided such new shares are made subject to the terms of the Shares Security applicable to that Borrower immediately upon the issue of such new shares in a manner satisfactory to the Facility Agent and the terms of that Shares Security are complied with; and

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(d)	appoint any further director or officer of that Borrower (unless the provisions of the Shares Security applicable to that Borrower are complied with).

21.20	Dividends

Each Borrower may make or pay any dividend or other distribution (in cash or in kind) on a quarterly basis provided such dividend or distribution meets the Permitted Distribution Criteria.

21.21	Other transactions

No Borrower shall:

(a)	be the creditor in respect of any loan or any form of credit to any person other than another Obligor and where such loan or form of credit is Permitted Financial Indebtedness;

(b)	give or allow to be outstanding any guarantee or indemnity to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which that Borrower assumes any liability of any other person other than any guarantee or indemnity given under the Finance Documents.

(c)	enter into any material agreement other than:

(i)	the Transaction Documents;

(ii)	any other agreement expressly allowed under any other term of this Agreement; and

(d)	enter into any transaction on terms which are, in any respect, less favourable to that Borrower than those which it could obtain in a bargain made at arms' length; or

(e)	acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks.

21.22	Unlawfulness, invalidity and ranking; Security imperilled

No Obligor shall, and shall procure that no other Transaction Obligor will, do (or fail to do) or cause or permit another person to do (or omit to do) anything which is likely to:

(a)	make it unlawful for a Transaction Obligor to perform any of its obligations under the Transaction Documents;

(b)	cause any obligation of a Transaction Obligor under the Transaction Documents to cease to be legal, valid, binding or enforceable;

(c)	cause any Transaction Document to cease to be in full force and effect;

(d)	cause any Transaction Security to rank after, or lose its priority to, any other Security; and

(e)	imperil or jeopardise the Transaction Security.

21.23	Inspection of Documents

The Obligors will permit the inspection of its financial records and accounts from time to time by the Facility Agent or its nominee.

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21.24	No change in Transaction Documents

(a)	No Obligors shall and the Obligors shall procure that no other Transaction Obligor shall amend, vary, novate, supplement, superseded, waive or terminate any term of any of the Transaction Documents which are not Finance Documents.

21.25	No immunity

No Obligor nor any of its respective assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceedings (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

21.26	Further assurance

(a)	Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly, and in any event within the time period specified by the Security Agent do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Security Agent may specify (and in such form as the Security Agent may require in favour of the Security Agent or its nominee(s)):

(i)	to create, perfect, vest in favour of the Security Agent or protect the priority of the Security or any right of any kind created or intended to be created under or evidenced by the Finance Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of any of the Secured Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Agent or confer on the Secured Parties Security over any property and assets of that Transaction Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Finance Documents;

(iii)	to facilitate or expedite the realisation and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Transaction Security or to exercise any power specified in any Finance Document in respect of which the Security has become enforceable; and/or

(iv)	to enable or assist the Security Agent to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Property.

(b)	Each Obligor shall, and shall procure that each other Transaction Obligor will, take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Secured Parties by or pursuant to the Finance Documents.

(c)	At the same time as an Obligor delivers to the Security Agent any document executed by itself or another Transaction Obligor pursuant to this Clause 21.26 (Further assurance), that Obligor shall deliver, or shall procure that such other Transaction Obligor will deliver, to the Security Agent a certificate signed by two of that Obligor's or Transaction Obligor's directors or officers which shall:

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(i)	set out the text of a resolution of that Obligor's or Transaction Obligor's directors specifically authorising the execution of the document specified by the Security Agent; and

(ii)	state that either the resolution was duly passed at a meeting of the directors validly convened and held, throughout which a quorum of directors entitled to vote on the resolution was present, or that the resolution has been signed by all the directors or officers and is valid under that Obligor's or Transaction Obligor's articles of association or other constitutional documents.

22	Insurance Undertakings

22.1	General

The undertakings in this Clause 22 (Insurance Undertakings) in relation to a Ship remain in force from the date of this Agreement throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

22.2	Maintenance of obligatory insurances

Each Borrower shall keep the Ship owned by it insured at its expense against:

(a)	hull interest and/or freight interest;

(b)	fire and usual marine risks (including hull and machinery and excess risks);

(c)	war risks (including acts of terrorism and piracy and the amended version of AHIS (April 1 1984) and London Blocking & Trapping Addendum or similar);

(d)	protection and indemnity risks (including liability for oil pollution and excess war risk protection and indemnity cover);

(e)	freight, demurrage and defence risks; and

(f)	any other risks against which the Facility Agent considers, having regard to practices and other circumstances prevailing at the relevant time, it would be reasonable for that Borrower to insure and which are specified by the Facility Agent by notice to that Borrower.

22.3	Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a)	in dollars;

(b)	in the case of fire and usual marine risks and war risks in respect of a Ship, in an amount on an agreed value basis at least the greater of:

(i)	when aggregated with the insured values of the other Ships then subject to a Mortgage, 120 per cent. of the Loan then outstanding; and

(ii)	100 per cent. of the Market Value of that Ship;

(c)	in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market and in any event not to be less than $1,000,000,000;

(d)	in the case of protection and indemnity risks, in respect of the full tonnage of that Ship;

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(e)	in the case of loss of hire on terms acceptable to the Facility Agent;

(f)	on approved terms; and

(g)	through Approved Brokers and with Approved Insurers.

22.4	Further protections for the Finance Parties

In addition to the terms set out in Clause 22.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances effected by it shall:

(a)	subject always to paragraph (b), name that Borrower as the sole named insured unless the interest of every other named insured is limited:

(i)	in respect of any obligatory insurances for hull and machinery and war risks;

(A)	to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B)	to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii)	in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named insured has undertaken in writing to the Security Agent (in such form as it requires) that any deductible shall be apportioned between that Borrower and every other named insured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(b)	whenever the Facility Agent requires, name (or be amended to name) the Security Agent as additional named insured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Agent, but without the Security Agent being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)	name the Security Agent as loss payee with such directions for payment as the Facility Agent may specify;

(d)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Agent shall be made without set off, counterclaim or deductions or condition whatsoever;

(e)	provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Agent or any other Finance Party; and

(f)	provide that the Security Agent may make proof of loss if that Borrower fails to do so.

22.5	Renewal of obligatory insurances

Each Borrower shall:

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(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)	notify the Facility Agent of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which it proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii)	obtain the Facility Agents' approval to the matters referred to in sub-paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Facility Agent's approval pursuant to paragraph (a) above; and

(c)	procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Facility Agent in writing of the terms and conditions of the renewal.

22.6	Copies of policies; letters of undertaking

Each Borrower shall ensure that the Approved Brokers provide the Security Agent with:

(a)	pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and

(b)	a letter or letters or undertaking in a form required by the Facility Agent and including undertakings by the Approved Brokers that:

(i)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 22.4 (Further protections for the Finance Parties);

(ii)	they will hold such policies, and the benefit of such insurances, to the order of the Security Agent in accordance with such loss payable clause;

(iii)	they will advise the Security Agent immediately of any material change to the terms of the obligatory insurances;

(iv)	they will, if they have not received notice of renewal instructions from the relevant Borrower or its agents, notify the Security Agent not less than 14 days before the expiry of the obligatory insurances;

(v)	if they receive instructions to renew the obligatory insurances, they will promptly notify the Facility Agent of the terms of the instructions;

(vi)	they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts; and

(vii)	they will arrange for a separate policy to be issued in respect of the Ship owned by that Borrower forthwith upon being so requested by the Facility Agent.

22.7	Copies of certificates of entry

Each Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provide the Security Agent with:

(a)	a certified copy of the certificate of entry for that Ship;

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(b)	a letter or letters of undertaking in such form as may be required by the Facility Agent acting on the instructions of Majority Lenders; and

(c)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Ship.

22.8	Deposit of original policies

Each Borrower shall ensure that all policies relating to obligatory insurances are deposited with the Approved Brokers through which the insurances are effected or renewed.

22.9	Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Facility Agent or the Security Agent.

22.10	Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

22.11	Compliance with terms of insurances

(a)	No Borrower shall do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.

(b)	Without limiting paragraph (a) above, each Borrower shall:

(i)	take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause 22.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Facility Agent has not given its prior approval;

(ii)	not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(iii)	make (and promptly supply copies to the Facility Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which any Ship is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation and, if requested by the Facility Agent, provide copies of such declarations to the Facility Agent on an annual basis); and

(iv)	not employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

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22.12	Alteration to terms of insurances

No Borrower shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

22.13	Settlement of claims

Each Borrower shall:

(a)	not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and

(b)	do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

22.14	Provision of copies of communications

Each Borrower shall provide the Security Agent, at the time of each such communication, with copies of all written communications between that Borrower and:

(a)	the Approved Brokers;

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate directly or indirectly to:

(i)	that Borrower's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)	any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

22.15	Provision of information

Each Borrower shall promptly provide the Facility Agent (or any persons which it may designate) with any information which the Facility Agent (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 22.16 (Mortgagee's interest and, additional perils insurances) or dealing with or considering any matters relating to any such insurances, and that Borrower shall, forthwith upon demand, indemnify the Security Agent in respect of all fees and other expenses incurred by or for the account of the Security Agent in connection with any such report as is referred to in paragraph (a) above.

22.16	Mortgagee's interest and, additional perils insurances

(a)	The Security Agent shall be entitled from time to time to effect, maintain and renew a mortgagee's interest marine insurance and a mortgagee's interest additional perils insurance in such amounts, on such terms, for such value, through such insurers and generally in such manner as the Security Agent acting on the instructions of the Majority Lenders may from time to time consider appropriate.

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(b)	The Borrowers shall upon demand fully indemnify the Security Agent for a value of not less than 120 per cent. of the Loan in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any insurance referred to in paragraph (a) above or dealing with, or considering, any matter arising out of any such insurance.

23	Ship Undertakings

23.1	General

The undertakings in this Clause 23 (Ship Undertakings) in relation to a Ship remain in force on and from the date of this Agreement and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

23.2	Ship's names and registration

Each Borrower shall, in respect of the Ship owned by it:

(a)	keep that Ship registered in its name under the Approved Flag from time to time at its port of registration;

(b)	not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperilled;

(c)	not enter into any dual flagging arrangement in respect of that Ship; and

(d)	not change the name of that Ship.

23.3	Repair and classification

Each Borrower shall keep the Ship owned by it in a good and safe condition and state of repair:

(a)	consistent with first class ship ownership and management practice; and

(b)	so as to maintain the Approved Classification free of recommendations and conditions.

23.4	Modifications

No Borrower shall make any modification or repairs to, or replacement of, any Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

23.5	Removal and installation of parts

(a)	Subject to paragraph (b) below, no Borrower shall remove any material part of a Ship, or any item of equipment installed on any Ship unless:

(i)	the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;

(ii)	the replacement part or item is free from any Security in favour of any person other than the Security Agent; and

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(iii)	the replacement part or item becomes, on installation on that Ship, the property of that Borrower and subject to the security constituted by the Mortgage and, if applicable, the related Deed of Covenant.

(b)	A Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by that Borrower and such removal would not materially alter the structure, type or performance characteristics if that Ship or materially reduce its value.

23.6	Surveys

Each Borrower shall submit the Ship owned by that Borrower regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Facility Agent, provide the Facility Agent, with copies of all survey reports.

23.7	Inspection

(a)	Each Borrower shall permit (and shall procure that any Approved Manager and any charterer or operator of the Ship owned by it shall permit) the Security Agent (acting through surveyors or other persons appointed by it for that purpose) at any time upon reasonable advance notice to board the Ship owned by it (provided such inspection does not materially interfere with the trading of the Ship) to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections.

(b)	The Borrowers shall pay the cost of:

(i)	one physical inspection in relation to each Ship prior to Utilisation of the relevant Advance;

(ii)	one physical inspection and survey following any adverse port state control finding in relation to a Ship; and

(iii)	any further physical inspections and surveys conducted at any time whilst an Event of Default has occurred and is continuing or which evidence an Event of Default.

(c)	All other inspections shall be at the cost of the Lenders.

23.8	Prevention of and release from arrest

(a)	Each Borrower shall promptly discharge:

(i)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, its Earnings or its Insurances;

(ii)	all Taxes, dues and other amounts charged in respect of the Ship owned by it, its Earnings or its Insurances; and

(iii)	all other outgoings whatsoever in respect of the Ship owned by it, its Earnings or its Insurances.

(b)	Each Borrower shall immediately upon receiving notice of the arrest of the Ship owned by it or of its detention in exercise or purported exercise of any lien or claim, take all steps necessary to procure its release by providing bail or otherwise as the circumstances may require.

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23.9	Compliance with laws etc.

Each Borrower shall:

(a)	comply, or procure compliance with all laws or regulations:

(i)	relating to its business generally; and

(ii)	relating to the Ship owned by it, its ownership, employment, operation, management and registration,

including, but not limited to, the ISM Code, the ISPS Code, all Environmental Laws, all Sanctions and the laws of the relevant Approved Flag;

(b)	obtain, comply with and do all that is necessary to maintain in full force and effect any Environmental Approvals; and

(c)	without limiting paragraph (a) above, not employ the Ship owned by it nor allow its employment, operation or management in any manner contrary to any law or regulation including but not limited to the ISM Code, the ISPS Code, all Environmental Laws and Sanctions (or which would be contrary to Sanctions if Sanctions were binding on the Obligors).

23.10	ISPS Code

Without limiting paragraph (a) of Clause 23.9 (Compliance with laws etc.), each Borrower shall:

(a)	procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and

(b)	maintain an ISSC for that Ship; and

(c)	notify the Facility Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

23.11	Sanctions and Ship trading

Without limiting Clause 23.9 (Compliance with laws etc.), each Borrower shall procure:

(a)	that the Ship owned by it shall not be used by or for the benefit of a Prohibited Person;

(b)	that that Ship shall not be used in trading in any manner contrary to Sanctions (or which could be contrary to Sanctions if Sanctions were binding on the Obligors);

(c)	that each Ship shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and

(d)	that that charterparty in respect of the Ship owned by it shall contain, for the benefit of that Borrower, language which gives effect to the provisions of paragraph (c) of Clause 23.9 (Compliance with laws etc.) as regards Sanctions and of this Clause 23.11 (Sanctions and Ship trading) and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions (or which would result in a breach of Sanctions if Sanctions were binding on each Obligor).

23.12	Trading in war zones

(a)	In the event of hostilities in any part of the world (whether war is declared or not), no Borrower shall cause or permit the Ship owned by it to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers unless:

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(b)	the prior written consent of the Security Agent has been given; and

(c)	that Borrower has (at its expense) effected any special, additional or modified insurance cover which the Security Agent may require.

23.13	Provision of information

Without prejudice to Clause 20.5 (Information: miscellaneous) each Borrower shall promptly provide the Facility Agent with any information which it requests regarding:

(a)	the Ship owned by it, its employment, position and engagements;

(b)	the Earnings and payments and amounts due to its master and crew;

(c)	any expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made by it in respect of that Ship;

(d)	any towages and salvages; and

(e)	its compliance, the Approved Manager's compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Facility Agent's request, promptly provide copies of any current Charter relating to that Ship, of any current guarantee of any such Charter, that Ship's Safety Management Certificate and any relevant Document of Compliance.

23.14	Notification of certain events

Each Borrower shall, in respect of the Ship owned by it, immediately notify the Facility Agent by email, confirmed forthwith by letter, of:

(a)	any casualty to that Ship which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which that Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requisition of that Ship for hire;

(d)	any requirement or recommendation made in relation to that Ship by any insurer or classification society or by any competent authority which is not immediately complied with;

(e)	any arrest or detention of that Ship or any exercise or purported exercise of any lien on that Ship or the Earnings;

(f)	any intended dry docking of that Ship;

(g)	any Environmental Claim made against that Borrower, or in connection with that Ship, or any Environmental Incident;

(h)	any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, an Approved Manager or otherwise in connection with that Ship; or

(i)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and each Borrower shall keep the Facility Agent advised in writing on a regular basis and in such detail as the Facility Agent shall require as to that Borrower's, any such Approved Manager's or any other person's response to any of those events or matters.

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23.15	Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a)	let that Ship on demise charter for any period;

(b)	enter into any time, voyage or consecutive voyage charter in respect of that Ship other than a Permitted Charter;

(c)	amend, supplement or terminate a Management Agreement;

(d)	appoint a manager of that Ship other than the Approved Commercial Manager and the Approved Technical Manager or agree to any alteration to the terms of an Approved Manager's appointment;

(e)	de activate or lay up that Ship; or

(f)	put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless that person has first given to the Security Agent and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings or its Insurances for the cost of such work or for any other reason.

23.16	Notice of Mortgage

Each Borrower shall keep the relevant Mortgage registered against the Ship owned by it as a valid first priority or preferred (as the case may be) mortgage, carry on board that Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the master's cabin of that Ship a framed printed notice stating that Ship is mortgaged by that Borrower to the Security Agent.

23.17	Sharing of Earnings

No Borrower shall enter into any agreement or arrangement for the sharing of any Earnings.

23.18	Green Passport

The Borrowers shall procure that each Ship maintains a Green Passport or equivalent document acceptable to the Facility Agent at all times.

23.19	Responsible Ship Recycling

If a Ship is sold for scrapping the Obligors shall ensure that the Ship is dismantled in accordance with the Hong International Convention for the Safe and Environmentally Sound Recycling of Ships in a safe, sustainable and socially and environmentally responsible way.

23.20	Notification of compliance

Each Borrower shall promptly provide the Facility Agent from time to time with evidence (in such form as the Facility Agent requires) that it is complying with this Clause 23 (Ship Undertakings).

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24	Security Cover

24.1	Minimum required security cover

Clause 24.2 (Provision of additional security; prepayment) applies if, on or after the first Utilisation Date, the Facility Agent notifies the Borrowers that the Security Cover Ratio is 160 per cent. or less.

24.2	Provision of additional security; prepayment

(a)	If the Facility Agent serves a notice on the Borrowers under Clause 24.1 (Minimum required security cover), the Borrowers shall, on or before the date falling 30 days after the date on which the Facility Agent's notice is served (the "Prepayment Date"), prepay such part of the Loan as shall eliminate the shortfall.

(b)	A Borrower may, instead of making a prepayment as described in paragraph (a) above, provide, or ensure that a third party has provided, additional security acceptable to the Facility Agent which, in the opinion of the Facility Agent acting on the instructions of the Majority Lenders:

(i)	has a net realisable value at least equal to the shortfall; and

(ii)	is documented in such terms as the Facility Agent may approve or require,

before the Prepayment Date; and conditional upon such security being provided in such manner, it shall satisfy such prepayment obligation.

(c)	Any additional security provided by the Borrowers pursuant to this Clause 24 (Security Cover) may be released upon request by and at the cost of the Borrowers provided that the Borrowers have been in compliance with a Security Cover Ratio of above 160 per cent. following the provision of such additional security for at least two consecutive Quarter End Dates and shall remain in compliance with such security cover requirement following the release of such additional security.

24.3	Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 24.2 (Provision of additional security; prepayment) and which consists of Security over a vessel shall be the Market Value of the vessel concerned.

24.4	Valuations binding

Any valuation provided by the Facility Agent to the Borrowers under this Clause 24 (Security Cover) shall be binding and conclusive as regards each Borrower.

24.5	Provision of information

(a)	Each Borrower shall promptly provide the Facility Agent and any shipbroker acting under this Clause 24 (Security Cover) with any information which the Facility Agent or the shipbroker may request for the purposes of the valuation.

(b)	If a Borrower fails to provide the information referred to in paragraph (a) above by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Facility Agent considers prudent.

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24.6	Prepayment mechanism

Any prepayment pursuant to Clause 24.2 (Provision of additional security; prepayment) shall be made in accordance with the relevant provisions of Clause 7 (Prepayment and Cancellation) and shall be treated as a voluntary prepayment pursuant to Clause 7.3 (Voluntary prepayment of Loan).

24.7	Provision of valuations

(a)	The Facility Agent may obtain up to two valuations as at each Utilisation Date and additionally twice each calendar year in respect of each Ship and any other vessel over which additional Security has been created in accordance with Clause 24.3 (Value of additional vessel security), from Approved Valuers selected by the Facility Agent, to enable the Facility Agent to determine the Market Value of each Ship or vessel. Such valuations shall be at the cost of the Borrowers.

(b)	In addition the Lenders shall be entitled to instruct the Facility Agent to arrange valuations of a Ship and any other vessel over which additional Security has been created in accordance with Clause 24.2 (Provision of additional security; prepayment) to be carried out at any time to determine the Market Value of that Ship or vessel, which valuations shall be obtained at the cost of the Lenders unless an Event of Default has occurred and is continuing or the valuations evidence a breach of the threshold required under Clause 24.1 (Minimum required security cover) in which case the valuations shall be at the cost of the Borrowers.

(c)	At the request of the Borrowers, the Facility Agent shall provide to the Borrowers copies of any valuation used for the purposes of this Clause 24.7 (Provision of valuations).

25	Accounts, Application of Earnings

25.1	Accounts

The Borrowers may not, without the prior consent of the Facility Agent, maintain any bank account other than the Earnings Accounts, the Dry Dock Reserve Accounts and the Expenses Accounts.

25.2	Payment of Earnings, Minimum Working Capital Amount

(a)	The Borrowers shall ensure that subject only to the provisions of the General Assignments, all the Earnings are paid in to their respective Earnings Account.

(b)	Each Borrower shall at all times maintain a minimum working capital amount standing to the credit of its Earnings Account equal to $375,000 (the "Minimum Working Capital Amount").

25.3	Application from Earnings Accounts

(a)	Until an Event of Default has occurred and is continuing, any balances on each Earnings Account shall be applied by the Borrowers in the following order of priority:

(i)	firstly, in payment of the costs and expenses (including all relevant payments to be made to the Dry Dock Reserve Accounts in accordance with Clause 25.4 (Dry Dock Reserve Accounts)) incurred in the ordinary course of business of insuring, repairing, crewing, operating, employment, managing and maintaining any Ship then subject to a Mortgage and any administration expenses which are, in each case, due and payable at such time, provided always that no amounts are paid to any Affiliate of an Obligor or an Approved Manager in excess of the Approved Management Fees;

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(ii)	secondly, in payment of all interest payable pursuant to the Finance Documents;

(iii)	thirdly, in payment of all principal payable pursuant to the Finance Documents;

(iv)	fourthly, to meet any shortfall in the Security Cover Ratio requirements pursuant to Clause 24 (Security Cover) and the Minimum Working Capital Amount pursuant to paragraph (b) of Clause 25.2 (Payment of Earnings, Minimum Working Capital Amount);

(v)	fifthly, any remaining amounts standing to the credit of the relevant Earnings Account after application pursuant to the foregoing paragraphs shall be available to the relevant Borrower to fund a Permitted Distribution on a quarterly basis and in accordance with the Permitted Distribution Criteria; and

(vi)	sixthly, any remaining amounts standing to the credit of the relevant Earnings Account after application pursuant to the foregoing paragraphs shall be retained in the relevant Earnings Account.

(b)	Without limiting the generality of paragraph (a)(i) of this Clause 25.3 (Application from Earnings Accounts), the Borrowers may make payments pursuant to that paragraph:

(i)	to an Expenses Account for onward payment to the relevant creditor; and

(ii)	to the Parent Guarantor for onward payment to the relevant creditor.

25.4	Dry Dock Reserve Accounts

(a)	Each Borrower shall ensure that during the Security Period its Dry Dock Reserve Account is credited with sufficient funding to cover the forecast dry-docking, special survey and ballast water compliance expenses for each Ship at least three months prior to the date such expenses are to be incurred (the "3 Month Cut Off") such forecasted expenses to be acceptable to the Facility Agent.

(b)	Each Borrower shall at the end of every quarter during the 18 months preceding the 3 Month Cut Off in relation to a Ship, deposit into the relevant Dry Dock Reserve Account 1/6th of the forecast dry-docking, special survey and ballast water compliance expenses for such Ship.

(c)	In the event that the next dry-docking in respect of a Ship is scheduled to take place less than 18 months after the Utilisation of the Advance relevant to that Ship, the relevant Borrower shall credit quarterly instalments in the relevant Dry Dock Reserve Account by such amounts as shall be sufficient to meet the costs of such anticipated dry docking, special survey and ballast water compliance by the 3 Month Cut Off.

(d)	The funds on the relevant Dry Dock Reserve Account shall be available to the relevant Borrower to meet the dry-docking, special survey and ballast water compliance expenses for the Ships subject to that Borrower providing evidence of the dry-docking, special survey and ballast water compliance expenses satisfactory to the Facility Agent.

25.5	Location of Accounts

Each Borrower shall promptly:

(a)	comply with any requirement of the Facility Agent as to the location or relocation of the Earnings Accounts and the Dry Dock Reserve Accounts (or any of them); and

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(b)	execute any documents which the Facility Agent specifies to create or maintain in favour of the Security Agent, Security over (and/or rights of set-off, consolidation or other rights in relation to) the relevant Earnings Accounts and the relevant Dry Dock Reserve Account.

25.6	Change of Account Bank: Earnings Accounts

(a)	An alternative bank or financial institution approved by the Facility Agent (acting on the instructions of the Majority Lenders) shall become the Account Bank in respect of the Earnings Accounts in substitution for DVB Bank SE and the Borrowers' accounts with such bank or financial institution shall become the Earnings Accounts subject to:

(i)	those accounts being made subject to Security securing the Secured Liabilities created by Account Security;

(ii)	the Minimum Working Capital Amount being credited to those accounts; and

(iii)	the execution of such other documentation amending and supplementing the Finance Documents and the provision of such other documents and opinions as the Facility Agent, acting with the authorisation of the Lenders, shall approve or require.

(b)	The Borrowers shall ensure that the Earnings Accounts are replaced pursuant to paragraph (a) of this Clause 25.6 (Change of Account Bank: Earnings Accounts) and that the conditions in sub-paragraphs (i), (ii) and (iii) of that paragraph are satisfied within 70 days of the date of this Agreement.

25.7	Borrowers' obligations unaffected

The provisions of this Clause 25 (Accounts, Application of Earnings) do not affect:

(a)	the liability of a Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability of obligation of a Borrower or any Transaction Obligor under any Finance Document.

26	Events of Default

26.1	General

Each of the events or circumstances set out in this Clause 26 (Events of Default) is an Event of Default except for Clause 26.19 (Acceleration) and Clause 26.20 (Enforcement of security).

26.2	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within three Business Days of its due date.

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26.3	Specific obligations

A breach occurs of Clause 4.5 (Waiver of conditions precedent), Clause 21.12 (Title), Clause 21.13 (Negative pledge), Clause 21.22 (Unlawfulness, invalidity and ranking; Security imperilled), Clause 22.2 (Maintenance of obligatory insurances), Clause 22.3 (Terms of obligatory insurances), Clause 22.5 (Renewal of obligatory insurances), Clause 23.11 (Sanctions and Ship trading), Clause 23.12 (Trading in war zones), Clause 23.15 (Restrictions on chartering, appointment of managers etc.), Clause 24 (Security Cover) or Clause 25.6 (Change of Account Bank: Earnings Accounts).

26.4	Other obligations

(a)	A Transaction Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 26.2 (Non-payment) and Clause 26.3 (Specific obligations)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within five Business Days of the Facility Agent giving notice to the Borrowers or (if earlier) any Transaction Obligor becoming aware of the failure to comply.

26.5	Misrepresentation

Any representation or statement made or deemed to be made by a Transaction Obligor in the Finance Documents or any other document delivered by or on behalf of any Transaction Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

26.6	Cross default

(a)	Any Financial Indebtedness of any Obligor is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Obligor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any Obligor is cancelled or suspended by a creditor of any Obligor as a result of an event of default (however described).

(d)	Any creditor of any Obligor becomes entitled to declare any Financial Indebtedness of any Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

26.7	Insolvency

(a)	A Transaction Obligor:

(i)	is unable or admits inability to pay its debts as they fall due;

(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

(iii)	suspends or threatens to suspend making payments on any of its debts; or

(iv)	by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any Transaction Obligor is less than its liabilities (taking into account contingent and prospective liabilities).

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(c)	A moratorium is declared in respect of any indebtedness of any Transaction Obligor. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

26.8	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Transaction Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Transaction Obligor;

(iii)	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Transaction Obligor or any of its assets; or

(iv)	enforcement of any Security over any assets of any Transaction Obligor,

or any analogous procedure or step is taken in any jurisdiction.

(b)	Paragraph (a) above shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement.

26.9	Creditors' process

Any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of:

(a)	a Borrower having an aggregate value of $100,000 or more; or

(b)	the Guarantor having an aggregate value of $300,000 or more

(other than an arrest or detention of a Ship referred to in Clause 7.4 (Mandatory prepayment on sale, arrest or Total Loss)).

26.10	Ownership of the Obligors

There is a change in the ultimate beneficial ownership or control of a Transaction Obligor from that advised to the Facility Agent on or about the date of this Agreement or on the date of any Upsize Confirmation (as the case may be).

26.11	Unlawfulness, invalidity and ranking

(a)	It is or becomes unlawful for a Transaction Obligor to perform any of its obligations under the Finance Documents.

(b)	Any obligation of a Transaction Obligor under the Finance Documents is not or ceases to be legal, valid, binding or enforceable.

(c)	Any Finance Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Transaction Security is alleged by a party to it (other than a Finance Party) to be ineffective.

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(d)	Any Transaction Security proves to have ranked after, or loses its priority to, any other Security.

26.12	Security imperilled

Any Security created or intended to be created by a Finance Document is in any way imperilled or in jeopardy.

26.13	Cessation of business

Any Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

26.14	Expropriation

The authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor or any of its assets other than:

(a)	an arrest or detention of a Ship referred to in Clause 7.4 (Mandatory prepayment on sale, arrest or Total Loss); or

(b)	any Requisition.

26.15	Repudiation and rescission of agreements

A Transaction Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Transaction Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Transaction Document or any Transaction Security.

26.16	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened, or any judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body is made, in relation to any of the Transaction Documents or the transactions or any Transaction Security contemplated in any of the Transaction Documents or against any Transaction Obligor or its assets which has or is reasonably likely to have a Material Adverse Effect.

26.17	Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

26.18	Conditions Precedent and Subsequent

Any of the conditions referred to in Clause 4.2 (Further conditions precedent) and Clause 4.3 (Conditions Subsequent) are not satisfied within the time stipulated.

26.19	Reduction of capital

A Borrower:

(a)	purchases, cancels or redeems any of its share capital; or

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(b)	reduces its authorised share capital,

without the prior written consent of the Facility Agent (acting on the instructions of the Lenders).

26.20	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrowers:

(a)	cancel the Total Commitments, whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable; and/or

(c)	declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Facility Agent acting on the instructions of the Majority Lenders,

and the Facility Agent may serve notices under paragraphs (a), (b) and (c) above simultaneously or on different dates and the Security Agent may take any action referred to in Clause 26.20 (Enforcement of security) if no such notice is served or simultaneously with or at any time after the service of any of such notice.

26.21	Enforcement of security

On and at any time after the occurrence of an Event of Default which is continuing the Security Agent may, and shall if so directed by the Majority Lenders, take any action which, as a result of the Event of Default or any notice served under Clause 26.19 (Acceleration), the Security Agent is entitled to take under any Finance Document or any applicable law or regulation.

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Section 9

Changes to Parties

27	Changes to the Lenders

27.1	Assignments and transfers by the Lenders

(a)	Subject to this Clause 27 (Changes to the Lenders), a Lender (the "Existing Lender") may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

under the Finance Documents to an Affiliate of a Lender or another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").

(b)	The Existing Lender and New Lender shall bear their own costs and expenses in connection with any assignment or transfer of that Existing Lender's rights and obligations pursuant to this Clause 27 (Changes to the Lenders) unless an Event of Default has occurred and is continuing at the time that the assignment or transfer becomes effective, in which case the Borrowers shall, on demand, reimburse the Existing Lender and New Lenders for the amount of such costs and expenses incurred by them.

27.2	Conditions of assignment or transfer

(a)	An Existing Lender may, in its sole discretion, assign or transfer any of its rights or transfer by novation any of its rights and obligations under the Finance Documents to a New Lender without the approval of the Obligors provided that:

(i)	the Existing Lender shall inform the Borrowers of the identity of any proposed assignee or transferee prior to any assignment or transfer; and

(ii)	if no Event of Default has occurred and is continuing that Existing Lender shall not assign or transfer any of its rights or obligations under the Finance Documents to a new Lender known as a loan-to-own investor, distressed debt buyer or activist.

(b)	An assignment will only be effective on:

(i)	receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Secured Parties as it would have been under if it were an Original Lender; and

(ii)	performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	The Obligors agree that all rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing Lender's title and of any rights or equities which the Borrowers or any other Obligor had against the Existing Lender.

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(d)	A transfer will only be effective if the procedure set out in Clause 27.5 (Procedure for transfer) is complied with.

(e)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, a Transaction Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax Gross Up and Indemnities) or under that clause as incorporated by reference or in full in any other Finance Document or Clause 13 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (g) shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility.

(f)	Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

27.3	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Transaction Obligor;

(iii)	the performance and observance by any Transaction Obligor of its obligations under the Transaction Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties and the Secured Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Transaction Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Transaction Obligor and its related entities throughout the Security Period.

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(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 27 (Changes to the Lenders); or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Transaction Obligor of its obligations under the Transaction Documents or otherwise.

27.4	Procedure for transfer

(a)	Subject to the conditions set out in Clause 27.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with this Agreement and delivered in accordance with this Agreement, execute that Transfer Certificate.

(b)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	Subject to Clause 27.9 (Pro rata interest settlement), on the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, each of the Transaction Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "Discharged Rights and Obligations");

(ii)	each of the Transaction Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Transaction Obligor and the New Lender have assumed and/or acquired the same in place of that Transaction Obligor and the Existing Lender;

(iii)	the Facility Agent, the Security Agent, the Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Security Agent, the Arranger and the Existing Lenders shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a "Lender".

27.5	Procedure for assignment

(a)	Subject to the conditions set out in Clause 27.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

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(b)	The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	Subject to Clause 27.9 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii)	the Existing Lender will be released from the obligations (the "Relevant Obligations") expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii)	the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 27.6 (Procedure for assignment) to assign their rights under the Finance Documents (but not, without the consent of the relevant Transaction Obligor or unless in accordance with Clause 27.5 (Procedure for transfer), to obtain a release by that Transaction Obligor from the obligations owed to that Transaction Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 27.2 (Conditions of assignment or transfer).

27.6	Copy of Transfer Certificate or Assignment Agreement to Borrowers

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrowers a copy of that Transfer Certificate or Assignment Agreement.

27.7	Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 27 (Changes to the Lenders), each Lender may without consulting with or obtaining consent from any Transaction Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

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(ii)	require any payments to be made by a Transaction Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

27.8	Pro rata interest settlement

(a)	If the Facility Agent has notified the Lenders that it is able to distribute interest payments on a "pro rata basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 27.4 (Procedure for transfer) or any assignment pursuant to Clause 27.5 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("Accrued Amounts") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(ii)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(A)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(B)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 27.8 (Pro rata interest settlement), have been payable to it on that date, but after deduction of the Accrued Amounts.

(b)	In this Clause 27.8 (Pro rata interest settlement) references to "Interest Period" shall be construed to include a reference to any other period for accrual of fees.

(c)	An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 27.8 (Pro rata interest settlement) but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.

28	Changes to the Transaction Obligors

28.1	Assignment or transfer by Transaction Obligors

No Transaction Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

28.2	Release of security

(a)	If a disposal of any asset subject to security created by a Security Document is made in the following circumstances:

(i)	the disposal is permitted by the terms of any Finance Document;

(ii)	all the Lenders agree to the disposal;

(iii)	the disposal is being made at the request of the Security Agent in circumstances where any security created by the Security Documents has become enforceable; or

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(iv)	the disposal is being effected by enforcement of a Security Document,

the Security Agent may release the asset(s) being disposed of from any security over those assets created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b)	If the Security Agent is satisfied that a release is allowed under this Clause 28.2 (Release of security) (at the request and expense of the Borrowers) each Finance Party must enter into any document and do all such other things which are reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Security Agent to enter into any such document. Any release will not affect the obligations of any other Transaction Obligor under the Finance Documents.

28.3	Additional Borrowers

Subject to compliance with the provisions of Clause 20.8 ("Know your customer" checks) and all other relevant provisions of this Agreement, an Additional Borrower may become a Borrower. That entity shall become a Borrower if:

(a)	it delivers to the Facility Agent a duly completed and executed Accession Deed;

(b)	the Borrowers confirm that no Default is continuing or would occur as a result of that company becoming a Borrower; and

(c)	the Facility Agent has received all of the documents and other evidence listed in Part C of Schedule 2 (Conditions Precedent and Subsequent) in relation to that Additional Borrower, each in form and substance satisfactory to the Facility Agent.

28.4	Repetition of Representations

Delivery of an Accession Deed constitutes confirmation by the relevant Additional Borrower that the representations and warranties referred to 19.35 (Repetition) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

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Section 10

The Finance Parties

29	The Facility Agent, the Arranger

29.1	Appointment of the Facility Agent

(a)	Each of the Arranger and the Lenders appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each of the Arranger and the Lenders authorises the Facility Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

29.2	Instructions

(a)	The Facility Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).

(b)	The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in a Finance Document;

(ii)	where a Finance Document requires the Facility Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Facility Agent's own position in its personal capacity as opposed to its role of Facility Agent for the relevant Finance Parties.

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(e)	If giving effect to instructions given by the Majority Lenders would in the Facility Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 42 (Amendments and Waivers), the Facility Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Facility Agent) whose consent would have been required in respect of that amendment or waiver.

(f)	In exercising any discretion to exercise a right, power or authority under the Finance Documents where it has not received any instructions as to the exercise of that discretion the Facility Agent shall do so having regard to the interests of all the Finance Parties.

(g)	The Facility Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, expense, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the remainder of this Clause 29.2 (Instructions), in the absence of instructions, the Facility Agent shall not be obliged to take any action (or refrain from taking action) even if it considers acting or not acting to be in the best interests of the Finance Parties. The Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Finance Parties.

(i)	The Facility Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

29.3	Duties of the Facility Agent

(a)	The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(c)	Without prejudice to Clause 27.6 (Copy of Transfer Certificate or Assignment Agreement to Borrowers), paragraph (b) above shall not apply to any Transfer Certificate or any Assignment Agreement.

(d)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	If the Facility Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)	If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Arranger or the Security Agent) under this Agreement, it shall promptly notify the other Finance Parties.

(g)	The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

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29.4	Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

29.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Facility Agent or the Arranger as a trustee or fiduciary of any other person.

(b)	Neither the Facility Agent nor the Arranger shall be bound to account to other Finance Party for any sum or the profit element of any sum received by it for its own account.

29.6	Application of receipts

Except as expressly stated to the contrary in any Finance Document, any moneys which the Facility Agent receives or recovers in its capacity as Facility Agent shall be applied by the Facility Agent in accordance with Clause 33.5 (Application of receipts; partial payments).

29.7	Business with the Obligors

The Facility Agent and the Arranger may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, the Obligors.

29.8	Rights and discretions

(a)	The Facility Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Finance Parties) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 26.2 (Non-payment));

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(ii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii)	any notice or request made by any Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.

(c)	The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.

(e)	The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Facility Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Facility Agent's gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

(h)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Arranger is obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)	Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

29.9	Responsibility for documentation

Neither the Facility Agent nor the Arranger is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Arranger, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

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(c)	any determination as to whether any information provided or to be provided to any Finance Party or Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

29.10	No duty to monitor

The Facility Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or

(c)	whether any other event specified in any Transaction Document has occurred.

29.11	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to paragraph (e) of Clause 33.11 (Disruption to Payment Systems etc.) or any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct; or

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party other than the Facility Agent may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Facility Agent may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

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(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent or the Arranger to carry out:

(i)	any "know your customer" or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Facility Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Arranger.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent's liability, any liability of the Facility Agent arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

29.12	Lenders' indemnity to the Facility Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 33.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by a Transaction Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.

29.13	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.

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(b)	Alternatively, the Facility Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Facility Agent may appoint a successor Facility Agent.

(d)	If the Facility Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent is entitled to appoint a successor Facility Agent under paragraph (c) above, the Facility Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent to become a party to this Agreement as Facility Agent) agree with the proposed successor Facility Agent amendments to this Clause 29 (The Facility Agent, the Arranger) and any other term of this Agreement dealing with the rights or obligations of the Facility Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Facility Agent's normal fee rates and those amendments will bind the Parties.

(e)	The retiring Facility Agent shall make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents. The Borrowers shall, within three Business Days of demand, reimburse the retiring Facility Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 14.4 (Indemnity to the Facility Agent) and this Clause 29 (The Facility Agent, the Arranger) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Facility Agent. Any fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h)	The Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above.

(i)	The consent of any Borrower (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Facility Agent.

(j)	The Facility Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facility Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Facility Agent under the Finance Documents, either:

(i)	the Facility Agent fails to respond to a request under Clause 12.7 (FATCA Information) and a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

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(ii)	the information supplied by the Facility Agent pursuant to Clause 12.7 (FATCA Information) indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Facility Agent notifies the Borrowers and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and that Lender, by notice to the Facility Agent, requires it to resign.

29.14	Confidentiality

(a)	In acting as Facility Agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by a division or department of the Facility Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Facility Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Arranger is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

29.15	Relationship with the other Finance Parties

(a)	Subject to Clause 27.9 (Pro rata interest settlement), the, Facility Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Each Finance Party shall supply the Facility Agent with any information that the Security Agent may reasonably specify (through the Facility Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Finance Party shall deal with the Security Agent exclusively through the Facility Agent and shall not deal directly with the Security Agent and any reference to any instructions being given by or sought from any Finance Party or group of Finance Parties to or by the Security Agent in this Agreement must be given or sought through the Facility Agent.

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(c)	Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 36.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 36.2 (Addresses) and sub-paragraph (ii) of paragraph (a) of Clause 36.5 (Electronic communication) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

29.16	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Facility Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)	the financial condition, status and nature of an Obligor;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e)	the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

29.17	Facility Agent's management time

Any amount payable to the Facility Agent under Clause 14.4 (Indemnity to the Facility Agent), Clause 16 (Costs and Expenses) and Clause 29.12 (Lenders' indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrowers and the other Finance Parties, and is in addition to any fee paid or payable to the Facility Agent under Clause 11 (Fees).

29.18	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents, the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

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29.19	Reliance and engagement letters

Each Secured Party confirms that each of the Arranger and the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arranger or the Facility Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

29.20	Full freedom to enter into transactions

Without prejudice to Clause 29.7 (Business with the Obligor) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Facility Agent shall be absolutely entitled:

(a)	to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);

(b)	to deal in and enter into and arrange transactions relating to:

(i)	any securities issued or to be issued by any Transaction Obligor or any other person; or

(ii)	any options or other derivatives in connection with such securities; and

(c)	to provide advice or other services to any Borrower or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Facility Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

30	The Security Agent

30.1	Trust

(a)	The Security Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement and shall deal with the Security Property in accordance with this Clause 30 (The Security Agent) and the other provisions of the Finance Documents.

(b)	Each other Finance Party authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

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30.2	Parallel Debt (Covenant to pay the Security Agent)

(a)	Each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent its Parallel Debt which shall be amounts equal to, and in the currency or currencies of, its Corresponding Debt.

(b)	The Parallel Debt of an Obligor:

(i)	shall become due and payable at the same time as its Corresponding Debt;

(ii)	is independent and separate from, and without prejudice to, its Corresponding Debt.

(c)	For the purposes of this Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent:

(i)	is the independent and separate creditor of each Parallel Debt;

(ii)	acts in its own name and not as agent, representative or trustee of the Finance Parties and its claims in respect of each Parallel Debt shall not be held on trust; and

(iii)	shall have the independent and separate right to demand payment of each Parallel Debt in its own name (including, without limitation, through any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in any kind of insolvency proceeding).

(d)	The Parallel Debt of an Obligor shall be:

(i)	decreased to the extent that its Corresponding Debt has been irrevocably and unconditionally paid or discharged; and

(ii)	increased to the extent that its Corresponding Debt has increased,

and the Corresponding Debt of an Obligor shall be decreased to the extent that its Parallel Debt has been irrevocably and unconditionally paid or discharged,

in each case provided that the Parallel Debt of an Obligor shall never exceed its Corresponding Debt.

(e)	All amounts received or recovered by the Security Agent in connection with this Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)) to the extent permitted by applicable law, shall be applied in accordance with Clause 33.5 (Application of receipts; partial payments).

(f)	This Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)) shall apply, with any necessary modifications, to each Finance Document.

30.3	Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Agent.

30.4	Instructions

(a)	The Security Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by:

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(A)	all Lenders (or the Facility Agent on their behalf) if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders (or the Facility Agent on their behalf); and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).

(b)	The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or the Facility Agent on their behalf) (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in a Finance Document;

(ii)	where a Finance Document requires the Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the relevant Secured Parties.

(iv)	in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:

(A)	Clause 30.27 (Application of receipts);

(B)	Clause 30.28 (Permitted Deductions); and

(C)	Clause 30.29 (Prospective liabilities).

(e)	If giving effect to instructions given by the Majority Lenders would in the Security Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 42 (Amendments and Waivers), the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that amendment or waiver.

(f)	In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to sub-paragraph (iv) of paragraph (d) above,

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the Security Agent shall do so having regard to the interests of all the Secured Parties.

(g)	The Security Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the remainder of this Clause 30.4 (Instructions), in the absence of instructions, the Security Agent may (but shall not be obliged to) take such action in the exercise of its powers and duties under the Finance Documents as it considers in its discretion to be appropriate.

(i)	The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

30.5	Duties of the Security Agent

(a)	The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	The Security Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c)	Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	If the Security Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e)	The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

30.6	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Security Agent as an agent, trustee or fiduciary of any Transaction Obligor.

(b)	The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

30.7	Business with the Obligors

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any Obligor.

30.8	Rights and discretions

(a)	The Security Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

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(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked;

(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Security Agent shall be entitled to carry out all dealings with the other Finance Parties through the Facility Agent and may give to the Facility Agent any notice or other communication required to be given by the Security Agent to any Finance Party.

(c)	The Security Agent may assume (unless it has received notice to the contrary in its capacity as security agent for the Secured Parties) that:

(i)	no Default has occurred;

(ii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii)	any notice or request made by any Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.

(d)	The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(e)	Without prejudice to the generality of paragraph (c) above or paragraph (f) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Facility Agent or the Lenders) if the Security Agent in its reasonable opinion deems this to be desirable.

(f)	The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(g)	The Security Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

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(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person, unless such error or such loss was directly caused by the Security Agent's gross negligence or wilful misconduct.

(h)	Unless a Finance Document expressly provides otherwise the Security Agent may disclose to any other Party any information it reasonably believes it has received as security agent under the Finance Documents.

(i)	Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)	Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

30.9	Responsibility for documentation

None of the Security Agent, any Receiver or Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Arranger, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

30.10	No duty to monitor

The Security Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or

(c)	whether any other event specified in any Transaction Document has occurred.

30.11	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate), none of the Security Agent nor any Receiver or Delegate will be liable for:

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(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of sub-paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party other than the Security Agent, that Receiver or that Delegate (as applicable) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Security Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Security Agent if the Security Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Security Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Security Agent to carry out:

(i)	any "know your customer" or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

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(e)	Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate, any liability of the Security Agent or any Receiver or Delegate arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, any Receiver or Delegate at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, the Receiver or Delegate has been advised of the possibility of such loss or damages.

30.12	Lenders' indemnity to the Security Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, expense, loss or liability incurred by any of them (otherwise than by reason of the Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Finance Documents (unless the Security Agent, Receiver or Delegate has been reimbursed by a Transaction Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.

30.13	Resignation of the Security Agent

(a)	The Security Agent may resign and appoint one of its Affiliates acting through an office as successor by giving notice to the other Finance Parties and the Borrowers.

(b)	Alternatively, the Security Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Security Agent.

(c)	If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent may appoint a successor Security Agent.

(d)	The retiring Security Agent shall make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents. The Borrowers shall, within three Business Days of demand, reimburse the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e)	The Security Agent's resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer, by way of a document expressed as a deed, of all the Security Property to that successor.

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(f)	Upon the appointment of a successor, the retiring Security Agent shall be discharged, by way of a document executed as a deed, from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 30.24 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of Clause 14.5 (Indemnity to the Security Agent) and this Clause 30 (The Security Agent) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Security Agent. Any fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Borrowers.

(h)	The consent of any Borrower (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Security Agent.

30.14	Confidentiality

(a)	In acting as Security Agent for the Finance Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by a division or department of the Security Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Security Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

30.15	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)	the financial condition, status and nature of each Transaction Obligor;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

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(d)	the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e)	the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

30.16	Reliance and engagement letters

Each Secured Party confirms that the Security Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Security Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

30.17	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Transaction Obligor to any of the Security Assets;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d)	take, or to require any Transaction Obligor to take, any step to perfect its title to any of the Security Assets or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Security Document.

30.18	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Security Assets;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Lenders request it to do so in writing and the Security Agent fails to do so within 14 days after receipt of that request.

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30.19	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

30.20	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of any such delegate or sub delegate.

30.21	Additional Security Agents

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers that appointment to be in the interests of the Secured Parties; or

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrowers and the Finance Parties of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

30.22	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Transaction Obligor may have to any of the Security Assets and shall not be liable for or bound to require any Transaction Obligor to remedy any defect in its right or title.

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30.23	Releases

Upon a disposal of any of the Security Assets pursuant to the enforcement of the Transaction Security by a Receiver, a Delegate or the Security Agent, the Security Agent is irrevocably authorised (at the cost of the Obligors and without any consent, sanction, authority or further confirmation from any other Secured Party) to release, without recourse or warranty, that property from the Transaction Security and to execute any release of the Transaction Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.

30.24	Winding up of trust

If the Security Agent, with the approval of the Facility Agent determines that:

(a)	all of the Secured Liabilities and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Transaction Obligor pursuant to the Finance Documents, then

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to Clause 30.13 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

30.25	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

30.26	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement and the other Finance Documents. Where there are any inconsistencies between (i) the Trustee Acts 1925 and 2000 and (ii) the provisions of this Agreement and any other Finance Document, the provisions of this Agreement and any other Finance Document shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement and any other Finance Document shall constitute a restriction or exclusion for the purposes of the Trustee Act 2000.

30.27	Application of receipts

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document, under Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)) or in connection with the realisation or enforcement of all or any part of the Security Property (for the purposes of this Clause 30 (The Security Agent), the "Recoveries") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the remaining provisions of this Clause 30 (The Security Agent)), in the following order of priority:

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(a)	in discharging any sums owing to the Security Agent (in its capacity as such) other than pursuant to Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)) or any Receiver or Delegate;

(b)	in payment or distribution to the Facility Agent, on its behalf and on behalf of the other Secured Parties, for application towards the discharge of all sums due and payable by any Transaction Obligor under any of the Finance Documents in accordance with Clause 33.5 (Application of receipts; partial payments);

(c)	if none of the Transaction Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Transaction Obligor; and

(d)	the balance, if any, in payment or distribution to the relevant Transaction Obligor.

30.28	Permitted Deductions

The Security Agent may, in its discretion:

(a)	set aside by way of reserve amounts required to meet, and to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement; and

(b)	pay all Taxes which may be assessed against it in respect of any of the Security Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

30.29	Prospective liabilities

Following enforcement of any of the Transaction Security, the Security Agent may, in its discretion, or at the request of the Facility Agent, hold any Recoveries in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) for later payment to the Facility Agent for application in accordance with Clause 30.27 (Application of receipts) in respect of:

(a)	any sum to the Security Agent, any Receiver or any Delegate; and

(b)	any part of the Secured Liabilities,

that the Security Agent or, in the case of paragraph (b) only, the Facility Agent, reasonably considers, in each case, might become due or owing at any time in the future.

30.30	Investment of proceeds

Prior to the payment of the proceeds of the Recoveries to the Facility Agent for application in accordance with Clause 30.27 (Application of receipts) the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the payment from time to time of those moneys in the Security Agent's discretion in accordance with the provisions of Clause 30.27 (Application of receipts).

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30.31	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Liabilities the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at a market rate of exchange.

(b)	The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

30.32	Good discharge

(a)	Any payment to be made in respect of the Secured Liabilities by the Security Agent may be made to the Facility Agent on behalf of the Secured Parties and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b)	The Security Agent is under no obligation to make the payments to the Facility Agent under paragraph (a) above in the same currency as that in which the obligations and liabilities owing to the relevant Finance Party are denominated.

30.33	Amounts received by Obligors

If any of the Obligors receives or recovers any amount which, under the terms of any of the Finance Documents, should have been paid to the Security Agent, that Obligor will hold the amount received or recovered on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement.

30.34	Application and consideration

In consideration for the covenants given to the Security Agent by the Obligors in relation to Clause 30.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent agrees with the Obligors to apply all moneys from time to time paid by such Obligor to the Security Agent in accordance with the foregoing provisions of this Clause 30 (The Security Agent).

30.35	Full freedom to enter into transactions

Without prejudice to Clause 30.7 (Business with the Obligor) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Security Agent shall be absolutely entitled:

(a)	to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Obligor or any person who is party to, or referred to in, a Finance Document);

(b)	to deal in and enter into and arrange transactions relating to:

(i)	any securities issued or to be issued by any Transaction Obligor or any other person; or

(ii)	any options or other derivatives in connection with such securities; and

(c)	to provide advice or other services to the Borrowers or any person who is a party to, or referred to in, a Finance Document,

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and, in particular, the Security Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

31	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

32	Sharing among the Finance Parties

32.1	Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from a Transaction Obligor other than in accordance with Clause 33 (Payment Mechanics) (a "Recovered Amount") and applies that amount to a payment due to it under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b)	the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 33 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 33.5 (Application of receipts; partial payments).

32.2	Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Transaction Obligor and distribute it among the Finance Parties (other than the Recovering Finance Party) (the "Sharing Finance Parties") in accordance with Clause 33.5 (Application of receipts; partial payments) towards the obligations of that Transaction Obligor to the Sharing Finance Parties.

32.3	Recovering Finance Party's rights

On a distribution by the Facility Agent under Clause 32.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from a Transaction Obligor, as between the relevant Transaction Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Transaction Obligor.

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32.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

(b)	as between the relevant Transaction Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Transaction Obligor.

32.5	Exceptions

(a)	This Clause 32 (Sharing among the Finance Parties) shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Transaction Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

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Section 11

Administration

33	Payment Mechanics

33.1	Payments to the Facility Agent

(a)	On each date on which a Transaction Obligor or a Lender is required to make a payment under a Finance Document, that Transaction Obligor or Lender shall make an amount equal to such payment available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Facility Agent) and with such bank as the Facility Agent, in each case, specifies which, in the case of all payments required to be made under or in connection with the Finance Documents to (i) a Finance Party or (ii) the Account Bank in respect of the Dry Dock Reserve Accounts should be made to the following account:

Correspondent Bank:	Bank of New York Mellon, New York

SWIFT:	IRVTUS3N

Account Number:	8901357952

Beneficiary:	Macquarie Bank Limited, London Branch

SWIFT:	MACQGB2L

Reference:	"Artful Shipholding S.A. and Longevity Maritime Limited – [insert payment description]"

33.2	Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 33.3 (Distributions to a Transaction Obligor) and Clause 33.4 (Clawback and pre-funding) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London), as specified by that Party or, in the case of an Advance, to such account of such person as may be specified by the Borrowers in a Utilisation Request.

33.3	Distributions to a Transaction Obligor

The Facility Agent may (with the consent of the Transaction Obligor or in accordance with Clause 34 (Set-Off)) apply any amount received by it for that Transaction Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Transaction Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

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33.4	Clawback and pre-funding

(a)	Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	Unless paragraph (c) below applies, if the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

(c)	If the Facility Agent is willing to make available amounts for the account of the Borrowers before receiving funds from the Lenders then if and to the extent that the Facility Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrowers:

(i)	the Borrowers shall on demand refund it to the Facility Agent; and

(ii)	the Lender by whom those funds should have been made available or, if the Lender fails to do so, the Borrowers, shall on demand pay to the Facility Agent the amount (as certified by the Facility Agent) which will indemnify the Facility Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

33.5	Application of receipts; partial payments

(a)	If the Facility Agent or the Security Agent (as applicable) receives a payment that is insufficient to discharge all the amounts then due and payable by a Transaction Obligor under the Finance Documents, the Facility Agent or the Security Agent (as applicable) shall apply that payment towards the obligations of that Transaction Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of, and any other amounts owing to, the Facility Agent, the Security Agent, any Receiver or any Delegate under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest and fees due but unpaid to the Lenders under this Agreement; and

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid to the Lenders under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Facility Agent shall, if so directed by the Majority Lenders vary, or instruct the Security Agent to vary (as applicable) the order set out in sub-paragraphs (ii) to (iv) of paragraph (a) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by a Transaction Obligor.

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33.6	No set-off by Transaction Obligors

(a)	All payments to be made by a Transaction Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

33.7	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

33.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from a Transaction Obligor under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c)	Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

33.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Borrowers); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Borrowers) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

33.10	Currency Conversion

(a)	For the purpose of, or pending any payment to be made by any Servicing Party under any Finance Document, such Servicing Party may convert any moneys received or recovered by it from one currency to another, at a market rate of exchange.

(b)	The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

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33.11	Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrowers that a Disruption Event has occurred:

(a)	the Facility Agent may, and shall if requested to do so by the Borrowers, consult with the Borrowers with a view to agreeing with the Borrowers such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b)	the Facility Agent shall not be obliged to consult with the Borrowers in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Facility Agent and the Borrowers shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties and any Transaction Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 42 (Amendments and Waivers);

(e)	the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 33.11 (Disruption to Payment Systems etc.); and

(f)	the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

34	Set-Off

A Finance Party may set off any matured obligation due from a Transaction Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Transaction Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

35	Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

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(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

36	Notices

36.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

36.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are:

(a)	in the case of the Borrowers, that specified in Schedule 1 (The Parties);

(b)	in the case of each Lender, each Hedge Counterparty or any other Obligor, that specified in Schedule 1 (The Parties) or, if it becomes a Party after the date of this Agreement, that notified in writing to the Facility Agent on or before the date on which it becomes a Party;

(c)	in the case of the Facility Agent, that specified in Schedule 1 (The Parties); and

(d)	in the case of the Security Agent, that specified in Schedule 1 (The Parties),

or any substitute address, fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

36.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 36.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to a Servicing Party will be effective only when actually received by that Servicing Party and then only if it is expressly marked for the attention of the department or officer of that Servicing Party specified in Schedule 1 (The Parties) (or any substitute department or officer as that Servicing Party shall specify for this purpose).

(c)	All notices from or to a Transaction Obligor shall be sent through the Facility Agent unless otherwise specified in any Finance Document.

(d)	Any communication or document made or delivered to the Borrowers in accordance with this Clause will be deemed to have been made or delivered to each of the Transaction Obligors.

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(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

36.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 36.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

36.5	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.

(b)	Any such electronic communication as specified in paragraph (a) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Facility Agent or the Security Agent only if it is addressed in such a manner as the Facility Agent or the Security Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5.00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 36.5 (Electronic communication).

36.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Facility Agent, accompanied by a certified English translation prepared by a translator approved by the Facility Agent and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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37	Calculations and Certificates

37.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

37.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

37.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

38	Partial Invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

39	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

40	Settlement or Discharge Conditional

Any settlement or discharge under any Finance Document between any Finance Party and any Transaction Obligor shall be conditional upon no security or payment to any Finance Party by any Transaction Obligor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

41	Irrevocable Payment

If the Facility Agent considers that an amount paid or discharged by, or on behalf of, a Transaction Obligor or by any other person in purported payment or discharge of an obligation of that Transaction Obligor to a Secured Party under the Finance Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Transaction Obligor or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Finance Documents.

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42	Amendments and Waivers

42.1	Required consents

(a)	Subject to Clause 42.2 (All Lender matters) and Clause 42.3 (Other exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and, in the case of an amendment, the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 42 (Amendments and Waivers).

(c)	Without prejudice to the generality of Clause 29.8 (Rights and discretions), the Facility Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

42.2	All Lender matters

Subject to Clause 42.4 (Replacement of Screen Rate), an amendment of or waiver or consent in relation to any term of any Finance Document that has the effect of changing or which relates to:

(a)	the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(b)	a postponement to or extension of the date of payment of any amount under the Finance Documents;

(c)	a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

(d)	a change in currency of payment of any amount under the Finance Documents;

(e)	an increase in any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;

(f)	a change to any Transaction Obligor other than in accordance with Clause 28 (Changes to the Transaction Obligors);

(g)	any provision which expressly requires the consent of all the Lenders;

(h)	this Clause 42 (Amendments and Waivers);

(i)	any change to the preamble (Background), Clause 2 (The Facility), Clause 3 (Purpose), Clause 5 (Utilisation), Clause 6.2 (Effect of cancellation and prepayment on scheduled repayments), Clause 7.4 (Mandatory prepayment on sale, arrest or Total Loss) or Clause 7.4 (Mandatory prepayment on sale, arrest or Total Loss), Clause 8 (Interest), Clause 25 (Accounts, Application of Earnings), Clause 27 (Changes to the Lenders), Clause 32 (Sharing among the Finance Parties), Clause 46 (Governing Law) or Clause 47 (Enforcement);

(j)	any release of, or material variation to, any Transaction Security, guarantee, indemnity or subordination arrangement set out in a Finance Document (except in the case of a release of Transaction Security as it relates to the disposal of an asset which is the subject of the Transaction Security and where such disposal is expressly permitted by the Majority Lenders or otherwise under a Finance Document);

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(k)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(i)	the guarantees and indemnities granted under Clause 17 (Guarantee and Indemnity);

(ii)	the joint and several liability of the Borrowers under Clause 18 (Joint and Several Liability of the Borrowers);

(iii)	the Security Assets; or

(iv)	the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of sub-paragraphs (i) and (iv) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document),

(l)	the release of the guarantees and indemnities granted under Clause 17 (Guarantee and Indemnity), or the release of the joint and several liability of the Borrowers under Clause 18 (Joint and Several Liability of the Borrowers) or any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document, shall not be made, or given, without the prior consent of all the Lenders.

42.3	Other exceptions

(a)	An amendment or waiver which relates to the rights or obligations of a Servicing Party, the Arranger or a Reference Bank (each in their capacity as such) may not be effected without the consent of that Servicing Party, the Arranger or that Reference Bank, as the case may be.

(b)	The Borrowers and the Facility Agent, the Arranger or the Security Agent, as applicable, may amend or waive a term of a Fee Letter to which they are party.

42.4	Replacement of Screen Rate

(a)	Subject to Clause 42.3 (Other exceptions), if a Screen Rate Replacement Event has occurred in relation to the Screen Rate for dollars any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Benchmark in relation to that currency in place of that Screen Rate; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B)	enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Benchmark;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)	adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation),

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may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(b)	If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within five Business Days (or such longer time period in relation to any request which the Borrowers and the Facility Agent may agree) of that request being made:

(i)	its Commitment shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

42.5	Obligor Intent

Without prejudice to the generality of Clauses 1.2 (Construction) and 17.4 (Waiver of defences), each Obligor expressly confirms that it intends that any guarantee contained in this Agreement or any other Finance Document and any Security created by any Finance Document shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

43	Confidential Information

43.1	Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 43.2 (Disclosure of Confidential Information) and Clause 43.3 (Disclosure to numbering service providers) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

43.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a)	to any of its Affiliates and Related Funds and any of its or their officers, directors, managers, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

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(b)	to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Transaction Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii)	appointed by any Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (c) of Clause 29.15 (Relationship with the other Finance Parties));

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 27.8 (Security over Lenders' rights);

(viii)	who is a Party or any related entity of a Transaction Obligor;

(ix)	as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or

(x)	with the consent of the Borrowers;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

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(B)	in relation to sub-paragraph (iv) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to sub-paragraphs (v) (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)	to any person appointed by that Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrowers and the relevant Finance Party;

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Transaction Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

43.3	Disclosure to numbering service providers

(a)	Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Transaction Obligors the following information:

(i)	names of Transaction Obligors;

(ii)	country of domicile of Transaction Obligors;

(iii)	place of incorporation of Transaction Obligors;

(iv)	date of this Agreement;

(v)	Clause 46 (Governing Law);

(vi)	the names of the Facility Agent and the Arranger;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amounts of, and names of, the Facility (and any Advances);

(ix)	amount of Total Commitments;

(x)	currency of the Facility;

(xi)	type of Facility;

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(xii)	ranking of Facility;

(xiii)	Termination Date for Facility;

(xiv)	changes to any of the information previously supplied pursuant to sub-paragraphs (i) to (xiii) above; and

(xv)	such other information agreed between such Finance Party and the Borrowers,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Transaction Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	Each Obligor represents, on behalf of itself and the other Transaction Obligors, that none of the information set out in sub-paragraphs (i) to (xv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Facility Agent shall notify the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Facility Agent in respect of this Agreement, the Facility and/or one or more Transaction Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Transaction Obligors by such numbering service provider.

43.4	Entire agreement

This Clause 43 (Confidential Information) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

43.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

43.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrowers:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 43.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 43 (Confidential Information).

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43.7	Continuing obligations

The obligations in this Clause 43 (Confidential Information) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 12 months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

44	Confidentiality of Funding Rates

44.1	Confidentiality and disclosure

(a)	The Facility Agent and each Obligor agree to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Facility Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrowers pursuant to Clause 8.4 (Notification of rates of interest); and

(ii)	any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facility Agent and the relevant Lender, as the case may be.

(c)	The Facility Agent may disclose any Funding Rate, and the Obligors may disclose any Funding Rate, to:

(i)	any of its Affiliates and any of its or their officers, directors, managers, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate is to be given pursuant to this sub-paragraph (i) is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(ii)	any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)	any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

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(iv)	any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d)	The Facility Agent's obligations in this Clause 44 (Confidentiality of Funding Rates) relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 8.4 (Notification of rates of interest) provided that (other than pursuant to sub-paragraph (i) of paragraph (b) above) the Facility Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

44.2	Related obligations

(a)	The Facility Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Facility Agent, each Reference Bank Quotation) is or may be price sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Facility Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Facility Agent, any Reference Bank Quotation for any unlawful purpose.

(b)	The Facility Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

(i)	of the circumstances of any disclosure made pursuant to sub-paragraph (ii) of paragraph (c) of Clause 44.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 44 (Confidentiality of Funding Rates).

44.3	No Event of Default

No Event of Default will occur under Clause 26.4 (Other obligations) by reason only of an Obligor's failure to comply with this Clause 44 (Confidentiality of Funding Rates).

45	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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Section 12

Governing Law and Enforcement

46	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

47	Enforcement

47.1	Jurisdiction

(a)	Unless specifically provided in another Finance Document in relation to that Finance Document, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with any Finance Document (including a dispute regarding the existence, validity or termination of any Finance Document or any non-contractual obligation arising out of or in connection with any Finance Document) (a "Dispute").

(b)	Each Obligor accepts that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor will argue to the contrary.

(c)	This Clause 47.1 (Jurisdiction) is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

47.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor:

(i)	irrevocably appoints Saville & Co. at its registered office for the time being, currently at One Carey Lane, London EC2V 8AE, England as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by a process agent to notify the Obligors of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrowers (on behalf of all the Obligors) must immediately (and in any event within three days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1

The Parties

Part A

The Obligors

Name of Borrower	Place of Incorporation	Registration number (or equivalent, if any)	Address for Communication

Artful Shipholding S.A.	Republic of the Marshall Islands	46405	128 Vouliagmenis Ave Glyfada 16674 Greece Email: corporatesecretary@globusmaritime.gr Fax: +30 210 960 8352

Longevity Maritime Limited	Malta	C 53023	128 Vouliagmenis Ave Glyfada 16674 Greece Email: corporatesecretary@globusmaritime.gr Fax: +30 210 960 8352

Name of Guarantor	Place of Incorporation	Registration number (or equivalent, if any)	Address for Communication

Globus Maritime Limited	Republic of the Marshall Islands	44376	128 Vouliagmenis Ave Glyfada 16674 Greece Email: corporatesecretary@globusmaritime.gr Fax: +30 210 960 8352

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Part B

The Original Lenders

Name of Original Lender and Commitment as at the date of this Agreement	Address for Communication

Macquarie Bank International Limited Commitment: $13,500,000	Ropemaker Place 28 Ropemaker Street London EC2Y 9HD United Kingdom Attention: Macquarie Asset Management – SCS Shipping Email: MSCS-Shipping@macquarie.com Tel: +41 44 562 1575 / +44 20 3037 2974

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Part C

The Servicing Parties

Name of Facility Agent	Address for Communication

Macquarie Bank International Limited	Ropemaker Place 28 Ropemaker Street London EC2Y 9HD United Kingdom Attention: Macquarie Asset Management – SCS Shipping Email: MSCS-Shipping@macquarie.com Tel: +41 44 562 1575 / +44 20 3037 2974

Name of Security Agent	Address for Communication

Macquarie Bank International Limited	Ropemaker Place 28 Ropemaker Street London EC2Y 9HD United Kingdom Attention: Macquarie Asset Management – SCS Shipping Email: MSCS-Shipping@macquarie.com Tel: +41 44 562 1575 / +44 20 3037 2974

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Schedule 2

Conditions Precedent and Subsequent

Part A

Conditions Precedent to Initial Utilisation Request

1	Obligor

1.1	A copy of the constitutional documents of each Obligor.

1.2	A copy of a resolution of the board of directors of each Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, a Utilisation Request) to be signed and/or despatched by it under, or in connection with, the Finance Documents to which it is a party.

1.3	An original of the power of attorney of any Obligor authorising a specified person or persons to execute the Finance Documents to which it is a party.

1.4	A specimen of the signature of each person authorised by the resolution referred to in paragraph 1.1 above.

1.5	A copy of a resolution signed by the Guarantor as the holder of all the issued shares in each Borrower, approving the terms of, and the transactions contemplated by, the Finance Documents to which that Borrower is a party.

1.6	A certificate of each Obligor (signed by an officer in respect of Borrower A and the Guarantor, or a director in respect of Borrower B) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on that Obligor to be exceeded.

1.7	A certificate of each Obligor that is incorporated outside the UK (signed by an officer in respect of Borrower A and the Guarantor, or a director in respect of Borrower B) certifying either that (i) it has not delivered particulars of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or (ii) it has a UK Establishment and specifying the name and registered number under which it is registered with the Registrar of Companies.

1.8	A certificate of an authorised signatory of the relevant Obligor certifying that each copy document relating to it specified in this Part A of Schedule 2 (Conditions Precedent and Subsequent) is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

1.9	Evidence that each Obligor is in good standing under the law of its Original Jurisdiction.

2	Finance Documents

2.1	A duly executed original of each Account Security and Shares Security (and of each document to be delivered under each of them).

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2.2	A duly executed original of each Subordination Agreement.

2.3	A duly executed original of the Subordinated Debt Security.

2.4	A duly executed original of any other document required to be delivered by each Finance Document if not otherwise referred to this Schedule 2 (Conditions Precedent and Subsequent).

3	Legal opinions

3.1	An English law legal opinion of Watson Farley & Williams LLP, London satisfactory to the Facility Agent.

3.2	A Marshall Islands law legal opinion of Watson Farley & Williams LLP, New York satisfactory to the Facility Agent.

3.3	A Maltese law legal opinion of Ganado Advocates satisfactory to the Facility Agent.

4	Other documents and evidence

4.1	Evidence that any process agent referred to in Clause 47.2 (Service of process), if not an Obligor, has accepted its appointment.

4.2	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Borrowers accordingly) in connection with the entry into and performance of the transactions contemplated by any Transaction Document or for the validity and enforceability of any Transaction Document.

4.3	The Original Financial Statements of each Obligor.

4.4	The budget for each Ship referred to in paragraph (a)(v)of Clause 20.2 (Financial Information).

4.5	The original of any mandates or other documents required in connection with the opening or operation of the Accounts.

4.6	Evidence that the fees, costs and expenses then due from the Borrowers pursuant to Clause 11 (Fees) and Clause 16 (Costs and Expenses) have been paid or will be paid by the first Utilisation Date.

4.7	Such evidence as the Facility Agent may require for the Finance Parties to be able to satisfy each of their "know your customer" or similar identification procedures in relation to the transactions contemplated by the Finance Documents.

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Part B

Conditions Precedent to Utilisation of the Initial Advances

In this Part B to Schedule 2 (Conditions Precedent and Subsequent), "relevant Ship" means the Ship in respect of which the Advance is being drawn and "relevant Borrower" means the Borrower that owns that Ship.

1	Obligors

A certificate of an authorised signatory of each Obligor certifying that each copy document which it is required to provide under this Part B of Schedule 2 (Conditions Precedent and Subsequent) is correct, complete and in full force and effect as at the Utilisation Date for the relevant Advance.

2	Survey Reports

A copy of the survey report in relation to the relevant Ship.

3	Inspection Reports

If required by the Facility Agent, an inspection report in relation to the relevant Ship addressed to the Facility Agent, obtained from surveyors appointed by the Facility Agent, evidencing that the relevant Ship is seaworthy and capable of safe operation and is in all other respects satisfactory to the Facility Agent.

4	Release of Existing Security

An original of the Deed of Release and of each document to be delivered under or pursuant to it, together with evidence satisfactory to the Facility Agent of its due execution by the parties to it.

5	Ship and other security

5.1	A duly executed original of each of the Mortgage, the Deed of Covenant (if applicable), any Charterparty Assignment, and the General Assignment in relation to the relevant Ship and of each document to be delivered under or pursuant to each of them together with documentary evidence that the Mortgage has been duly registered as a valid first preferred or first priority ship mortgage in accordance with the laws of the jurisdiction of its Approved Flag.

5.2	Documentary evidence that the relevant Ship:

(a)	is registered in the ownership of the relevant Borrower under the Applicable Flag relevant to that Ship;

(b)	is in the absolute and unencumbered ownership of the relevant Borrower save as contemplated by the Finance Documents;

(c)	maintains the Approved Classification with the Approved Classification Society free of all recommendations and conditions of the Approved Classification Society; and

(d)	is insured in accordance with the provisions of this Agreement and all requirements in this Agreement in respect of insurances have been complied with.

5.3	Documents establishing that the Ship will, as from the relevant Utilisation Date, be managed commercially by the Approved Commercial Manager and managed technically by the Approved Technical Manager on terms acceptable to the Facility Agent acting with the authorisation of all of the Lenders, together with:

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(a)	a Manager's Undertaking for each of the Approved Technical Manager and the Approved Commercial Manager together with evidence that the signatories of such Manager's Undertakings were duly authorised to execute the same; and

(b)	copies of the Approved Technical Manager's Document of Compliance and of that Ship's Safety Management Certificate (together with any other details of the applicable Safety Management System which the Facility Agent requires) and of any other documents required under the ISM Code and the ISPS Code in relation to that Ship including without limitation an ISSC.

5.4	An opinion from an independent insurance consultant acceptable to the Facility Agent on such matters relating to the Insurances as the Facility Agent may require.

5.5	Two valuations of the relevant Ship, addressed to the Facility Agent on behalf of the Finance Parties, stated to be for the purposes of this Agreement and dated not earlier than 10 Business Days before the relevant Utilisation Date from Approved Valuers selected by the Facility Agent in order to determine the Market Value of the Ship.

6	Legal opinions

Any further legal opinions in relation to such relevant jurisdiction as the Facility Agent may require.

7	Other documents and evidence

Evidence that the fees, costs and expenses then due from the Borrowers pursuant to Clause 11 (Fees) and Clause 16 (Costs and Expenses) have been paid or will be paid by the Utilisation Date for the relevant Advance.

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Part C

Conditions Precedent to Utilisation

of any Upsize Advance

In this Part C to Schedule 2 (Conditions Precedent and Subsequent), "relevant Ship" means the Additional Ship the subject of the relevant Advance and any Advance being made pursuant to Clause 2.2 (Upsize option) and "relevant Borrower" means the Borrower that owns that Ship acceding to this Agreement pursuant to such Clause.

1	Additional Borrower

1.1	A copy of the constitutional documents of each Additional Borrower.

1.2	A copy of a resolution of the board of directors of each Additional Borrower:

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, a Utilisation Request) to be signed and/or despatched by it under, or in connection with, the Finance Documents to which it is a party.

1.3	An original of the power of attorney of the relevant Additional Borrower authorising a specified person or persons to execute the Finance Documents to which it is a party.

1.4	A specimen of the signature of each person authorised by the resolution referred to in paragraph 1.1 above.

1.5	A copy of a resolution signed by the shareholders of the relevant Additional Borrower approving the terms of, and the transactions contemplated by, the Finance Documents to which that Borrower is a party.

1.6	A certificate of the relevant Additional Borrower (signed by a director or officer, as applicable) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on that Additional Borrower to be exceeded.

1.7	A certificate of the relevant Additional Borrower that is incorporated outside the UK (signed by a director or officer, as applicable) certifying either that (i) it has not delivered particulars of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or (ii) it has a UK Establishment and specifying the name and registered number under which it is registered with the Registrar of Companies.

1.8	A certificate of an authorised signatory of the relevant Additional Borrower certifying that each copy document relating to it specified in this Part C of Schedule 2 (Conditions Precedent) is correct, complete and in full force and effect as at a date no earlier than the date of the Advance in respect of the relevant Ship.

1.9	Evidence of satisfactory capital/shareholding structure of relevant Additional Borrower.

1.10	Evidence that the relevant Additional Borrower is in good standing under the law of its Original Jurisdiction.

1.11	A copy of the current shareholders' register of each Additional Borrower.

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1.12	Such evidence as the Facility Agent may require for the Finance Parties to be able to satisfy each of their "know your customer" or similar identification procedures in relation to the transactions contemplated by the Finance Documents.

2	Accession Deed

An Accession Deed executed by the relevant Additional Borrower in the capacity of an Additional Borrower.

3	Finance Documents

3.1	A duly executed original of the Shares Security in respect of the shares of the relevant Additional Borrower (and of each document to be delivered under it).

3.2	A duly executed original of the Account Security in respect of the relevant Additional Borrower’s Earnings Account and Dry Dock Reserve Account (and of each document to be delivered under either of them).

3.3	A duly executed original of each Subordination Agreement in relation to the relevant Additional Borrower (and of each document to be delivered under it).

3.4	A duly executed original of the Subordinated Debt Security in relation to the relevant Additional Borrower (and of each document to be delivered under it).

4	Survey Reports

A copy of the survey report in relation to the relevant Ship.

5	Inspection Reports

If required by the Facility Agent, an inspection report in relation to the relevant Ship addressed to the Facility Agent, obtained from surveyors appointed by the Facility Agent, evidencing that the relevant Ship is seaworthy and capable of safe operation and is in all other respects satisfactory to the Facility Agent.

6	Ship and other security

6.1	A duly executed original of each of the Mortgage, the Deed of Covenant (if applicable), any Charterparty Assignment and the General Assignment in relation to the relevant Ship and of each document to be delivered under or pursuant to each of them together with documentary evidence that the Mortgage has been duly registered as a valid first preferred or first priority ship mortgage in accordance with the laws of the jurisdiction of its Approved Flag.

6.2	Documentary evidence that the relevant Ship:

(a)	is registered in the ownership of the relevant Borrower under the Applicable Flag relevant to that Ship;

(b)	is in the absolute and unencumbered ownership of the relevant Borrower save as contemplated by the Finance Documents;

(c)	maintains the Approved Classification with the Approved Classification Society free of all recommendations and conditions of the Approved Classification Society; and

143

(d)	is insured in accordance with the provisions of this Agreement and all requirements in this Agreement in respect of Insurances have been complied with.

6.3	Documents establishing that the Ship will, as from the relevant Utilisation Date, be managed commercially by the Approved Commercial Manager and managed technically by the Approved Technical Manager on terms acceptable to the Facility Agent acting with the authorisation of all of the Lenders, together with:

(a)	a Manager's Undertaking for each of the Approved Technical Manager and the Approved Commercial Manager together with evidence that the signatories of such Manager's Undertakings were duly authorised to execute the same; and

(b)	copies of the Approved Technical Manager's Document of Compliance and of that Ship's Safety Management Certificate (together with any other details of the applicable Safety Management System which the Facility Agent requires) and of any other documents required under the ISM Code and the ISPS Code in relation to that Ship including without limitation an ISSC.

6.4	An opinion from an independent insurance consultant acceptable to the Facility Agent on such matters relating to the Insurances as the Facility Agent may require.

6.5	Two valuations of the relevant Ship, addressed to the Facility Agent on behalf of the Finance Parties, stated to be for the purposes of this Agreement and dated not earlier than 10 Business Days before the relevant Utilisation Date from Approved Valuers selected by the Facility Agent in order to determine the Market Value of the Ship.

7	Legal opinions

Any further legal opinions in relation to such relevant jurisdiction as the Facility Agent may require.

8	Other documents and evidence

8.1	Evidence that any process agent referred to in Clause 47.2 (Service of process), if not an Obligor, has accepted its appointment by the relevant Borrower.

8.2	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Borrowers accordingly) in connection with the entry into and performance of the transactions contemplated by any Transaction Document or for the validity and enforceability of any Transaction Document.

8.3	The budget for the relevant Ship referred to in paragraph (a)(v) of Clause 20.2 (Financial information).

8.4	The Original Financial Statements of the relevant Borrower.

8.5	The original of any mandates or other documents required in connection with the opening or operation of any Accounts required to be maintained by the relevant Borrower.

8.6	Evidence that the fees, costs and expenses then due from the Borrowers pursuant to Clause 11 (Fees) and Clause 16 (Costs and Expenses) have been paid or will be paid by the Utilisation Date for the relevant Advance.

8.7	Evidence that any process agent referred to in the Finance Documents executed by the Additional Borrower or in the Shares Security in respect of the Additional Borrower has accepted its appointment.

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Part D

Conditions Subsequent for each Advance

In this Part D to Schedule 2 (Conditions Precedent and Subsequent), "relevant Ship" means the Ship in respect of which the Advance is being drawn down and "relevant Borrower" means the Borrower which owns that Ship.

1	Legal opinions

Executed legal opinions in agreed form of the legal advisers to the Arranger, the Facility Agent and the Security Agent in the jurisdiction of the Approved Flag of the relevant Ship and England and such other relevant jurisdictions as the Facility Agent may require.

2	Ship and other security

2.1	Evidence that the relevant Security Documents have been duly registered or recorded in such jurisdictions as the Facility Agent may require and that all notices of assignment required under or in connection with the relevant Security Documents have been served.

2.2	A duly executed original of a Letter of Undertaking in respect of the relevant Ship from the Approved Brokers in a form acceptable to the Facility Agent.

2.3	A duly executed original of a Letter of Undertaking in respect of the relevant Ship from any protection and indemnity club or war risks association through or with whom any obligatory insurances are placed or effected in a form acceptable to the Facility Agent.

3	Account

Confirmation from the Account Banks that each Account has been opened and acknowledgement of receipt of notice of Security over each Account has been received by the Security Agent.

145

Schedule 3

Utilisation Request

From:	Artful Shipholding S.A. and Longevity Maritime Limited [and [name Additional Borrowers]]

To:	Macquarie Bank International Limited

Dated: [●]

Dear Sirs

Artful Shipholding S.A. and Longevity Maritime Limited - $13,500,000 Facility Agreement dated [●] 2018 (the "Agreement")

1	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2	We wish to borrow an Advance in respect of [Ship [A/B] on the following terms:

Proposed Utilisation Date:	[●] (or, if that is not a Business Day, the next Business Day)

Amount:	[●] or, if less, the Available Facility

Interest Period for the first Advance:	[●]

3	[You are authorised and requested to deduct from the Advance prior to funds being remitted the following amounts set out against the following items:

Deductible Items	$

Upfront Fee

First instalment of Facility Agent Fee

Net proceeds of Advance	_____________]

4	We confirm that each condition specified in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent) of the Agreement as they relate to the Advance to which this Utilisation Request refers is satisfied on the date of this Utilisation Request.

5	The [net] proceeds of this Advance should be credited to [account].

6	This Utilisation Request is irrevocable.

Yours faithfully

Name:	Name:

Title:	Title:

authorised signatory for	authorised signatory for
ARTFUL SHIPHOLDING S.A.	LONGEVITY MARITIME LIMITED

[
Name:

Title:

authorised signatory for
[ADDITIONAL BORROWER]]

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Schedule 4

Form of Transfer Certificate

To:	Macquarie Bank International Limited as Facility Agent

From:	[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated: [●]

Dear Sirs

Artful Shipholding S.A. and Longevity Maritime Limited - $13,500,000 Facility Agreement dated [●] 2018 (the "Agreement")

1	We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2	We refer to Clause 27.5 (Procedure for transfer) of the Agreement:

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all of the Existing Lender's rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment and participation in the Loan under the Agreement as specified in the Schedule in accordance with Clause 27.5 (Procedure for transfer) of the Agreement.

(b)	The proposed Transfer Date is [●].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 36.2 (Addresses) of the Agreement are set out in the Schedule.

3	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 27.4 (Limitation of responsibility of Existing Lenders) of the Agreement.

4	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

6	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

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THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details

for notices and account details for payments.]

[Existing Lender]	[New Lender]

By: [●]	By: [●]

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [●].

[Facility Agent]

By: [●]

148

Schedule 5

Form of Assignment Agreement

To:	Macquarie Bank International Limited as Facility Agent and Artful Shipholding S.A. and Longevity Maritime Limited [and [name Additional Borrowers]]as joint and several Borrowers, for and on behalf of each [Transaction] Obligor – $[●]

From:	[the Existing Lender] (the "Existing Lender") and [the New Lender] (the "New Lender")

Dated: [●]

Dear Sirs

Artful Shipholding S.A. and Longevity Maritime Limited - $13,500,000 Facility Agreement dated [●] 2018 (the "Agreement")

1	We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2	We refer to Clause 27.6 (Procedure for assignment):

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement, the other Finance Documents and in respect of the Transaction Security which correspond to that portion of the Existing Lender's Commitment and participations in the Loan under the Agreement as specified in the Schedule.

(b)	The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitments and participations in the Loan under the Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

(d)	All rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing Lender's title and of any rights or equities which the Borrowers or any other Transaction Obligor had against the Existing Lender.

3	The proposed Transfer Date is [●].

4	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5	The Facility Office and address, fax, number and attention details for notices of the New Lender for the purposes of Clause 36.2 (Addresses) are set out in the Schedule.

6	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 27.4 (Limitation of responsibility of Existing Lenders).

7	This Assignment Agreement acts as notice to the Facility Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 27.7 (Copy of Transfer Certificate or Assignment Agreement to Borrowers), to the Borrowers (on behalf of each Transaction Obligor) of the assignment referred to in this Assignment Agreement.

8	This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

149

9	This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10	This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

Note: The execution of this Assignment Agreement may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

150

THE SCHEDULE

Commitment rights and obligations to be transferred by assignment, release and accession

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By: [●]	By: [●]

This Assignment Agreement is accepted by the Facility Agent and the Transfer Date is confirmed as [●].

Signature of this Assignment Agreement by the Facility Agent constitutes confirmation by the Facility Agent of receipt of notice of the assignment referred to herein, which notice the Facility Agent receives on behalf of each Finance Party.

[Facility Agent]

By:

151

Schedule 6

Timetables

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	Five Business Days before the intended Utilisation Date (Clause 5.1 (Delivery of a Utilisation Request))

Facility Agent notifies the Lenders of the Advance in accordance with Clause 5.4 (Lenders' participation)	Three Business Days before the intended Utilisation Date.

LIBOR is fixed	Quotation Day as of 11:00 am London time

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Schedule 7

Details of the Ships

Ship name	Name of the Borrower owner	Type	IMO Number	DWT	Approved Flag	Approved Classification Society	Approved Classification	Original delivery date	Approved Commercial Manager	Approved Technical Manager

"MOON GLOBE"	Artful Shipholding S.A.	Panamax bulk carrier	9294111	87,337 MT (Summer Draught)	Marshall Islands	Nippon Kaiji Kyokai	NS(BC)(ESP)(PSCM) MNS MPP, LSA, RCF, M0, AFS, BWM, UMS Strengthened for heavy cargo loading where hold nos. 2,4 & 6 may be empty	1 November 2005	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.

"SUN GLOBE"	Longevity Maritime Limited	Supramax bulk carrier	9340506	58,790 MT (Summer Draught)	Malta	Bureau Veritas	*HULL * MACH Bulk carrier BC-A( holds 2-4 may be empty N) ESP Unrestricted navigation *AUT-UMS , MON-SHAFT	10 August 2007	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.

153

Schedule 8

Form of Accession Deed

To:	Macquarie Bank International Limited as Facility Agent and as Security Agent

From:	[Additional Borrower]

Dated: [●]

Dear Sirs

$13,500,000 Facility Agreement dated [●] 2018 (the "Agreement")

1	We refer to the Agreement. This deed (the "Accession Deed") shall take effect as an Accession Deed for the purposes of the Agreement. Terms defined in the Agreement have the same meaning in this Accession Deed unless given a different meaning in this Accession Deed.

2	[Additional Borrower] agrees to become an Additional Borrower and to be bound by the terms of the Agreement and the other Finance Documents as an Additional Borrower pursuant to Clause 2.2 (Upsize Option) of the Agreement. [Additional Borrower] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company with registered number [●].

3	The Borrowers confirm that no Default is continuing or would occur as a result of [Additional Borrower] becoming an Additional Borrower.

4	[Additional Borrower] has an authorised share capital of [●] divided into [●] registered shares of [●] each [no par value], [all] of which shares have been issued [fully paid].

5	The shareholders of [Additional Borrower] are:

(a)	[●], a corporation incorporated in [●]with registered number [●] whose registered office is at [●]; and

(b)	[●], a corporation incorporated in [●]with registered number [●] whose registered office is at [●];

6	[Additional Borrower] administrative details for the purposes of the Agreement are as follows:

Address:

Fax No.:

Attention:

7	[Additional Borrower] (for the purposes of this paragraph 7, the "Acceding Debtor") intends to incur Secured Liabilities under the following documents:

[Insert details (date, parties and description) of relevant documents]

the "Relevant Documents".

IT IS AGREED as follows:

154

(a)	The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

(i)	any Security in respect of Secured Liabilities created or expressed to be created pursuant to the Relevant Documents;

(ii)	all proceeds of that Security; and

(iii)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Secured Liabilities to the Security Agent as trustee for the Finance Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee for the Secured Parties, on trust for the Secured Parties on the terms and conditions contained in the Agreement.

8	This Accession Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Accession Deed has been signed on behalf of the Security Agent (for the purposes of paragraph 5 above only), signed on behalf of the Borrowers and the Guarantor and executed as a deed by [Additional Borrower] as Additional Borrower and is delivered on the date stated above.

ADDITIONAL BORROWER

EXECUTED as a DEED	)
By:	)
for and on behalf of [●]	)

in the presence of:

BORROWERS

[Each Borrower to execute the Accession Deed]

EXECUTED as a DEED	)
By:	)
for and on behalf of ARTFUL SHIPHOLDING S.A.	)

in the presence of:

155

EXECUTED as a DEED	)
By:	)
for and on behalf of LONGEVITY MARITIME	)
LIMITED	)

in the presence of:

EXECUTED as a DEED	)
By:	)
for and on behalf of [●]	)

in the presence of:]

GUARANTOR

EXECUTED as a DEED	)
By:	)
for and on behalf of GLOBUS MARITIME	)
LIMITED	)

in the presence of:

SECURITY AGENT

EXECUTED as a DEED	)
By:	)
for and on behalf of MACQUARIE BANK	)
INTERNATIONAL LIMITED	)

in the presence of:

156

FACILITY AGENT

EXECUTED as a DEED	)
By:	)
for and on behalf of MACQUARIE BANK	)
INTERNATIONAL LIMITED	)

in the presence of:

157

Schedule 9

Part A

Form of Upsize Notice

To:	Macquarie Bank International Limited as Facility Agent

Dated:	[●]

$13,500,000 Facility Agreement dated [●] 2018 (the "Agreement")

1	We refer to the Agreement. This is an Upsize Notice. Terms defined in the Agreement have the same meaning in this Upsize Notice unless given a different meaning in this Upsize Notice.

2	We refer to Clause 2.2 (Upsize Option).

3	The amount of the proposed Upsize is $[●].

4	The proposed date on which the increase in relation to the Commitments is to take effect is [●].

5	This Upsize Notice may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Upsize Notice.

6	This Upsize Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

7	This Agreement has been entered into on the date stated at the beginning of this Agreement.

8	We acknowledge that the Lenders may agree to the Upsize requested in this Upsize Notice in their absolute discretion.

authorised signatory for	authorised signatory for
aRTFUL SHIPHOLDING S.A.	LONGEVITY MARITIME LIMITED
By: [●]	By: [●]

authorised signatory for
GLOBUS MARITIME LIMITED
By: [●]

authorised signatory for
[●]
By: [●]

[nb: To be executed by any Additional Borrowers.]

158

Part B

Form of Upsize Confirmation

To:	Macquarie Bank International Limited as Facility Agent

Copy to:	Artful Shipholding S.A. and Longevity Maritime Limited as joint and several Borrowers

Dated: [●]

$13,500,000 Facility Agreement dated [●] 2018 (the "Agreement")

1	We refer to the Agreement. This is an Upsize Confirmation. Terms defined in the Agreement have the same meaning in this Upsize Confirmation unless given a different meaning in this Upsize Confirmation.

2	We refer to Clause 2.2 (Upsize Option) and to the Upsize Notice dated [●].

3	We agree to increase our Commitment by $[●].

4	This Upsize Confirmation and any non-contractual obligations arising out of or in connection with it are governed by English law.

[Lender]
By: [●]

159

Execution Pages

BORROWERS

SIGNED by	)	/s/ Athanasios Feidakis
	)	Athanasios Feidakis
as attorney-in-fact	)
for and on behalf of	)
ARTFUL SHIPHOLDING S.A.	)
in the presence of:	)
Witness' signature:	)	/s/ Olga Lambrianidou
Witness' name:	)	Olga Lambrianidou
Witness' address:	)	128 Vouliagmenis Avenue
Glyfada 16674 Attica Greece

SIGNED by	)	/s/ Ioannis P. Koutsoukos
	)	Ioannis P. Koutsoukos
for and on behalf of	)
LONGEVITY MARITIME LIMITED	)
in the presence of:	)
Witness' signature:	)	/s/ Olga Lambrianidou
Witness' name:	)	Olga Lambrianidou
Witness' address:	)	128 Vouliagmenis Avenue
Glyfada 16674 Attica Greece

GUARANTOR

SIGNED by	)	/s/ Olga Lambrianidou
	)	Olga Lambrianidou
as attorney-in-fact	)
for and on behalf of	)
GLOBUS MARITIME LIMITED	)
in the presence of:	)
Witness' signature:	)	/s/ Marios Louloudis
Witness' name:	)	Marios Louloudis
Witness' address:	)	128 Vouliagmenis Avenue
Glyfada 16674 Attica Greece

ORIGINAL LENDERS

SIGNED by	)	/s/ Nigel Willis
	)	Attorney-in-Fact
for and on behalf of	)
MACQUARIE BANK INTERNATIONAL LIMITED	)
in the presence of:	)
Witness' signature:	)	/s/ Elizabeth llett
Witness' name:	)	Elizabeth llett
Witness' address:	)	Solicitor
Watson Farley & Williams LLP
15 Appold Street
London EC2A 2HB

160

ARRANGER

SIGNED by	)	/s/ Nigel Willis
	)	Attorney-in-Fact
for and on behalf of	)
MACQUARIE BANK INTERNATIONAL LIMITED	)
in the presence of:	)
Witness' signature:	)	/s/ Elizabeth llett
Witness' name:	)	Elizabeth llett
Witness' address:	)	Solicitor
Watson Farley & Williams LLP
15 Appold Street
London EC2A 2HB

FACILITY AGENT

SIGNED by	)	/s/ Nigel Willis
	)	Attorney-in-Fact
for and on behalf of	)
MACQUARIE BANK INTERNATIONAL LIMITED	)
in the presence of:	)
Witness' signature:	)	/s/ Elizabeth llett
Witness' name:	)	Elizabeth llett
Witness' address:	)	Solicitor
Watson Farley & Williams LLP
15 Appold Street
London EC2A 2HB

SECURITY AGENT

SIGNED by	)	/s/ Nigel Willis
	)	Attorney-in-Fact
for and on behalf of	)
MACQUARIE BANK INTERNATIONAL LIMITED	)
in the presence of:	)
Witness' signature:	)	/s/ Elizabeth llett
Witness' name:	)	Elizabeth llett
Witness' address:	)	Solicitor
Watson Farley & Williams LLP
15 Appold Street
London EC2A 2HB

161